Redacted Execution Version CREDIT AGREEMENT made as of May 8, 2025 between DOCEBO INC., as Borrower and NATIONAL BANK OF CANADA, as Lender MCCARTHY TÉTRAULT LLP

Table of Contents

		Page
ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Extended Meanings	31
1.03	Accounting Principles	31
1.04	Non-Business Days	32
1.05	Interest Calculations and Payments	32
1.06	*Interest Act* (Canada)	32
1.07	Permitted Encumbrances	32
1.08	Currency	33
1.09	Conflicts	33
1.10	Rates	33
1.11	Schedules	34
ARTICLE 2 - THE CREDIT FACILITY		34
2.01	Establishment of the Credit Facility	34
2.02	Swingline Facility	34
2.03	Purpose of Credit Facility	35
2.04	Manner of Borrowing	35
2.05	Revolving Nature of Credit Facility	35
2.06	Drawdowns, Conversions and Rollovers	35
2.07	Irrevocability	36
2.08	Cancellation or Reduction of Credit Facility	36
2.09	Account of Record	37
2.10	Accordion – Increase to the Commitments	37
2.11	Special Provisions Regarding SOFR Loans	37
2.12	Benchmark Replacement Setting	38
2.13	Special Provisions Regarding CORRA Loans	42
2.14	Canadian Benchmark Replacement Setting	43
2.15	Letters of Credit	48
ARTICLE 3 - DISBURSEMENT CONDITIONS		50
3.01	Conditions Precedent to Closing Date	50
3.02	Conditions Precedent to all Advances	52
3.03	Waiver	52
ARTICLE 4 - PAYMENTS OF INTEREST AND FEES		52
4.01	Interest on Prime Rate Loans	52
4.02	Interest on Base Rate Loans	53
4.03	Interest on SOFR Loans	53
4.04	Interest on Term CORRA Loans	53
4.05	Interest on Daily Compounded CORRA Loans	54
4.06	Standby Fees	54
4.07	Maximum Rate of Interest	54

- ii - ARTICLE 5 - REPAYMENT ....................................................................................................... 55 5.01 Mandatory Repayment on the Maturity Date ........................................................... 55 5.02 Mandatory Repayments – Currency Fluctuations .................................................... 55 5.03 Voluntary Repayments ............................................................................................ 55 5.04 Repayment Compensation ...................................................................................... 55 ARTICLE 6 - PLACE AND APPLICATION OF PAYMENTS ...................................................... 56 6.01 Place of Payment of Principal, Interest and Fees .................................................... 56 6.02 Netting of Payments ................................................................................................ 56 ARTICLE 7 - REPRESENTATIONS AND WARRANTIES ......................................................... 56 7.01 Representations and Warranties ............................................................................. 56 7.02 Survival and Repetition of Representations and Warranties .................................... 64 ARTICLE 8 - COVENANTS ....................................................................................................... 64 8.01 Positive Covenants ................................................................................................. 64 8.02 Financial Covenants ................................................................................................ 68 8.03 Reporting Requirements ......................................................................................... 68 8.04 Negative Covenants ................................................................................................ 69 ARTICLE 9 - SECURITY ........................................................................................................... 73 9.01 Security ................................................................................................................... 73 9.02 Additional Guarantors .............................................................................................. 74 9.03 After Acquired Property and Further Assurances .................................................... 74 9.04 Discharge of Security .............................................................................................. 74 ARTICLE 10 - EVENTS OF DEFAULT...................................................................................... 74 10.01 Events of Default ..................................................................................................... 74 10.02 Acceleration and Enforcement ................................................................................ 77 10.03 Payment of Letters of Credit .................................................................................... 78 10.04 Remedies Cumulative ............................................................................................. 78 10.05 Perform Obligations................................................................................................. 79 10.06 Third Parties ............................................................................................................ 79 10.07 Application of Payments .......................................................................................... 79 10.08 Right of Set-Off ....................................................................................................... 79 ARTICLE 11 – CHANGE IN CIRCUMSTANCES AND INDEMNITIES ...................................... 80 11.01 Increased Costs ...................................................................................................... 80 11.02 Taxes ...................................................................................................................... 81 11.03 Illegality ................................................................................................................... 82 11.04 Account Debit Authorization .................................................................................... 83 11.05 Indemnity by the Restricted Parties ......................................................................... 83

- iii - ARTICLE 12 - GENERAL .......................................................................................................... 84 12.01 Costs and Expenses ............................................................................................... 84 12.02 Notice ...................................................................................................................... 84 12.03 Governing Law and Submission to Jurisdiction ....................................................... 85 12.04 Judgment Currency ................................................................................................. 85 12.05 Confidentiality.......................................................................................................... 86 12.06 Successors and Assigns ......................................................................................... 86 12.07 Effect of Assignment ............................................................................................... 87 12.08 Survival ................................................................................................................... 87 12.09 Severability ............................................................................................................. 87 12.10 Further Assurances ................................................................................................. 87 12.11 Amendments and Waivers ...................................................................................... 88 12.12 Waiver of Jury Trial ................................................................................................. 88 12.13 Counterparts; Integration; Effectiveness; Electronic Execution ................................ 88 12.14 Time of the Essence................................................................................................ 89 12.15 Tombstone Marketing .............................................................................................. 89 12.16 Anti-Money Laundering Laws and Privacy Legislation ............................................. 89

CREDIT AGREEMENT THIS CREDIT AGREEMENT is made as of May 8, 2025 BETWEEN DOCEBO INC., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”) and NATIONAL BANK OF CANADA, a Canadian chartered bank (the “Lender”) RECITALS: A. The Borrower has requested that the Lender establish and make available to the Borrower the Credit Facility. B. The Lender is willing to establish and make the Credit Facility available to the Borrower upon and subject to the terms and conditions set out in this Agreement. NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows: ARTICLE 1 - INTERPRETATION 1.01 Definitions In this Agreement, unless something in the subject matter or context is inconsistent therewith: “Acquisition” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person) such that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates, (b) all or substantially all of the Property of any other Person, or (c) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business operation or undertaking of any other Person as a going concern. “Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that if Adjusted Daily Compounded CORRA as so determined shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

- 2 - “Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor. “Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. “Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Agreement” means this credit agreement, including its recitals and schedules. “AML Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to the Group Members concerning or relating to terrorism financing or money laundering, including, without limitation, the USA Patriot Act, the laws comprising or implementing the Bank Secrecy Act, the laws administered by OFAC, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Criminal Code (Canada). “Annual Business Plan” means the annual business plan and financial forecast of the Borrower, prepared on a consolidated basis, with detailed financial projections and budgets on a quarter to quarter basis for the following two Fiscal Years, in each case consisting of a balance sheet, statement of income, retained earnings, statement of cash flows, proposed capital expenditures, projected ratios for financial covenant compliance and a list of assumptions upon which such projections are based. “Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Group Members from time to time concerning or relating to bribery or corruption, including, without limitation, the Corruption of Foreign Public Officials Acts (Canada), the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010. “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, license, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law. “Applicable Margin” means with respect to any Loan or Letter of Credit, the percentage rate per annum set out in the table below, determined based on the Net Debt to EBITDA Ratio as at the end of the Borrower’s most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is referred to as the “Relevant Quarter”). The Applicable Margin to be applied with respect to a Loan or a Letter of Credit shall be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be. The Applicable Margin on the Closing Date shall be deemed to be Level I. The Applicable Margin shall change, if required, only once per Fiscal Quarter (subject to the final sentence of this paragraph), on the third Business Day

- 3 - (the “Applicable Margin Adjustment Date”) after the earlier of (i) the date the unaudited quarterly financial statements required to be delivered pursuant to Section 8.03(2) for the Relevant Quarter and the related Compliance Certificate required to be delivered pursuant to Section 8.03(3) are delivered to the Lender, and (ii) the date such financial statements and Compliance Certificate are required to be delivered to the Lender. Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin, (i) if the Borrower fails to deliver financial statements or a Compliance Certificate when required, the Net Debt to EBITDA Ratio shall be deemed to be Level V until such documents have been delivered, and (ii) upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin on each Loan and each Letter of Credit will be Level V (regardless of the Net Debt to EBITDA Ratio) for the applicable type of Loan or Letter of Credit plus [Redacted: Margin] per annum. Level Net Debt to EBITDA Ratio Prime Rate Margin and Base Rate Margin CORRA Margin, SOFR Margin and Letter of Credit Fee Rate Standby Fee Rate I Less than 1.00:1.00 [Redacted: Margin] [Redacted: Margin] [Redacted: Margin] II Equal to or greater than 1.00:1.00 and less than 2.00:1.00 [Redacted: Margin] [Redacted: Margin] [Redacted: Margin] III Equal to or greater than 2.00:1.00 and less than 2.50:1.00 [Redacted: Margin] [Redacted: Margin] [Redacted: Margin] IV Equal to or greater than 2.50:1.00 and less than 3.00:1.00 [Redacted: Margin] [Redacted: Margin] [Redacted: Margin] V Equal to or greater than 3.00:1.00 [Redacted: Margin] [Redacted: Margin] [Redacted: Margin] “Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”. “Assignee” has the meaning set out in Section 12.06. “Base Rate” means, on any day, the greater of (a) the variable per annum reference rate of interest announced and adjusted by the Lender as its “U.S. Base Rate” from time to time for

- 4 - United States Dollar loans in Canada, and (b) the sum of (i) the Federal Funds Effective Rate, and (ii) [Redacted: Margin] per annum, provided that if the Base Rate as otherwise determined pursuant to this definition is less than the Floor, it shall be deemed to be the Floor. “Base Rate Loan” means a Loan in, or Conversion into, United States Dollars with respect to which the Borrower has specified that interest is to be calculated by reference to the Base Rate. “Base Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as set out below the heading “Prime Rate Margin and Base Rate Margin” in the definition of “Applicable Margin”. “Blocked Account Agreement” means (a) the blocked account agreements referred to in Section 9.01(f), and (b) any other blocked account agreement or deposit account control agreement, in form and substance reasonably satisfactory to the Lender, providing for springing dominion, executed and delivered by a Restricted Party, the Lender and the applicable account bank. “Borrower” has the meaning set out in the preamble. “Borrower’s Counsel” means Goodmans LLP or such other firm of legal counsel as the Borrower may from time to time designate and that is acceptable to the Lender. “Breakage Costs” means all costs, losses and expenses incurred by the Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of hedging, SOFR or CORRA contracts, the redeployment of funds, or for any other reason whatsoever resulting from the prepayment of any SOFR Loan or CORRA Loan prior to expiry of the Interest Period applicable thereto, all as set out in a certificate (with detailed calculations of such costs, losses and expenses) delivered to the Borrower by the Lender entitled to receive same which amounts the Borrower agree will be prima facie evidence thereof, absent manifest error. “Business Day” means (a) means a day on which banks are open for business in Toronto, Ontario and in Montreal, Québec, excluding Saturday and Sunday, and in respect of United States Dollar Loans in New York, New York, and (b) in respect of notices and determinations relating to the SOFR Loans, a US Government Securities Business Day. “Canadian Dollars”, and “Cdn. $” mean the lawful money of Canada. “Canadian Defined Benefit Pension Plan” means a Canadian Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada). “Canadian Multi-Employer Plan” means a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) that is a “multi-employer pension plan” within the meaning of the Pension Benefits Act (Ontario) or the pension benefits standards legislation of another province or jurisdiction in Canada and to which any Group Member is required to contribute pursuant to a collective agreement, trust agreement or participation agreement which is not maintained or administered by a Group Member. “Canadian Pension Plan” means any “pension plan” or “plan” which is a “registered pension plan” as defined in the Income Tax Act (Canada) or is subject to the funding requirements of applicable pension benefits legislation in any Canadian jurisdiction and which is maintained or contributed to by any Group Member for the employees resident in Canada of a Group Member,

- 5 - except that the term Canadian Pension Plan does not include a Canadian Multi-Employer Plan or plans established by statute or administered by a Governmental Authority, including the Canada Pension Plan and the Quebec Pension Plan. “Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person. “Capital Expenditures” means, for any particular period, with respect to any particular Person, any expenditure made by such Person during such period that is required in accordance with GAAP to be capitalized on the balance sheet of such Person, including without limitation any expenditure in connection with the acquisition, development, improvement or maintenance of any capital or fixed asset of such Person. “Cash Equivalents” means: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the Government of Canada or the Government of the United States of America (United States) or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition; (b) term deposits, certificates of deposit or overnight bank deposits maturing within one year from the date of acquisition issued by the Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof; (c) commercial paper of an issuer rated at least A-1+ or the equivalent thereof by Standard & Poor’s Ratings Services or at least P-1 or the equivalent thereof by Moody’s Investors Service Inc. or at least R-1 (High) or the equivalent thereof by DBRS Limited, and in each case maturing within one year from the date of acquisition; and (d) money market funds that invest substantially all of their assets in any of the foregoing. “Cash Management Documents” means any agreement from time to time entered into (including those in existence on the Closing Date) between a Group Member and the Lender or any Affiliate of the Lender respecting cash management arrangements (including treasury, depository, overdraft, credit or debit card, electronic funds transfer, mirror accounting, payroll and other cash management or banking services arrangements) by the Lender or Affiliate thereof, as applicable for the Group Members. “Cash Management Obligations” means all Obligations of any Group Member at any time and from time to time owing to any Cash Management Provider pursuant to any Cash Management Document. “Cash Management Provider” means the Lender or any Affiliate of the Lender from time to time party to a Cash Management Document.

- 6 - “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority; or (c) the making or issuance of any Applicable Law by any Governmental Authority. “Change of Control” means the occurrence of any of the following at any time: (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons “acting in concert” (as contemplated by the Securities Act (Ontario) and as interpreted by Applicable Law) other than Intercap Inc. (through its Intercap Equity division) (i) of Equity Interests representing more than 35% of the aggregate ordinary voting power, or economic interests, represented by the issued and outstanding Equity Interests of the Borrower; or (ii) shall otherwise, acquire Control of the Borrower; (b) during any period of 12 consecutive months, a majority of the members of the board of directors of the Borrower cease to be composed of individuals (i) who were members of that board of directors on the first day of such period, (ii) whose election or nomination to that board of directors was approved by individuals referred to in the foregoing clause (i) constituting at the time of such election or nomination at least a majority of that board of directors, or (iii) whose election or nomination to that board of directors was approved by individuals referred to in the foregoing clauses (i) and (ii) constituting at the time of such election or nomination at least a majority of that board of directors; or (c) the Borrower shall cease to own, directly or indirectly, 100% of the Equity Interests in the capital stock of any of the Material Subsidiaries. “Closing Date” means May 8, 2025. “Collateral” means all of the property, assets and undertaking (whether real or personal, tangible or intangible, moveable or immoveable, rights or privileges), now owned or hereafter acquired, of each Restricted Party subject to any Encumbrance granted by any of the Security. “Commitment” means each amount specified in Schedule A, in each case being the sum of the maximum aggregate amount of Loans that the Lender is obliged to make, as each such amount may be reduced from time to time by the amount of any permanent repayments, reductions or prepayments required or made hereunder, or may be cancelled or terminated pursuant to this Agreement. “Commodity Exchange Act” means the United States Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute. “Compliance Certificate” means the certificate substantially in the form attached as Schedule E, signed by a duly authorized senior officer of the Borrower.

- 7 - “Contingent Obligation” means, with respect to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the Ordinary Course of Business and customary indemnities provided in agreements executed and delivered in respect of Permitted Acquisitions or Permitted Dispositions. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings. “Controlled Group” in respect of any Group Member operating in the United States, means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with such Group Member or any of its Subsidiaries, are treated as a single employer under Section 414 of the U.S. Tax Code. “Conversion” means a conversion of a Loan pursuant to Section 2.06. “Conversion Date” means the Business Day specified by the Borrower in a Conversion Notice as being the date on which the Borrower has elected to convert one type of Loan into another type of Loan. “Conversion Notice” means a Notice, substantially in the form set out in Schedule C, to be given to the Lender by the Borrower pursuant to Section 2.06. “Core Business” means the business carried on by the Group as of the Closing Date, consisting of developing and providing software through a learning management platform for training both internal and external workforces, partners and customers. “CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). “CORRA Loans” means, collectively, Term CORRA Loans and Daily Compounded CORRA Loans, and a “CORRA Loan” means any of them as the context may require. “CORRA Margin” means, for any period, the applicable percentage rate per annum applicable to that period as set out below the heading “CORRA Margin, SOFR Margin and Letter of Credit Fee Rate” in the definition of “Applicable Margin”.

- 8 - “Credit Facility” has the meaning set out in Section 2.01. “Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback period of five Business Days) being established by the Lender in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Canadian Governmental Body (as defined in Section 2.14(6)) for determining compounded CORRA for business loans; provided that if the Lender decides that any such convention is not administratively feasible for the Lender, then the Lender may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Replacement Date (as defined in Section 2.14(6)) with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA. “Daily Compounded CORRA Adjustment” means a percentage equal to (a) 0.29547% per annum for 1 month Interest Period, and (b) 0.32138% per annum for 3 month Interest Period. “Daily Compounded CORRA Loan” means a Loan in, or Conversion into, Canadian Dollars with respect to which the Borrower has specified that interest is to be calculated by reference to the Adjusted Daily Compounded CORRA. “Debt” means, with respect to any Person, all obligations that, in accordance with GAAP, would then be classified as a liability of such Person, and, without duplication, includes, with respect to such Person, (a) an obligation in respect of borrowed money or for the deferred purchase price of Property or services or an obligation that is evidenced by a note, bond, debenture or any other similar instrument; (b) a transfer with recourse or with an obligation to repurchase, to the extent of the liability of such Person with respect thereto; (c) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet of such Person in conformity with GAAP; (d) an obligation under a residual value guarantee made with respect to an operating lease in which such Person is the lessee; (e) a reimbursement obligation or other obligation in connection with a letter of credit or letter of guarantee issued by or for the account of such Person; (f) a Contingent Obligation to the extent that the primary obligation so guaranteed would be classified as “Debt” (within the meaning of this definition) of such Person; (g) the aggregate amount at which any shares of such Person that are redeemable or retractable at the option of the holder of such shares (except where the holder is such Person) may be redeemed or retracted prior to the Maturity Date for cash or obligations constituting Debt or any combination thereof;

- 9 - (h) all obligations of such Person under Hedge Agreements; (i) all Earn Out Obligations that have become due but have not yet been paid; or (j) any guarantee or indemnity obligation in respect of the foregoing items (a) to (i), provided, however, that there will not be included for the purpose of this definition any obligation that is on account of (i) reserves for deferred income taxes or general contingencies, (ii) minority interests in Subsidiaries, or (iii) trade accounts payable and accrued liabilities (including contract loans and income taxes payable) incurred in the Ordinary Course of Business. “Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both. “Depreciation Expense” means, for any period with respect to any Person, depreciation, amortization, depletion and other like reductions to income of such Person for such period not involving any outlay of cash determined on a consolidated basis in accordance with GAAP. “Disposition” means, with respect to a Person, any sale, assignment, transfer, conveyance, lease, licence or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property that is out of the Ordinary Course of Business of such Person, and the verb “Dispose” has a corresponding meaning. “Distribution” means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in shares or other Equity Interests; (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interests of such Person; (c) of any other distribution (other than distributions in Equity Interests) in respect of any Equity Interests of such Person; or (d) of any management, consulting, performance or similar fee or compensation or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director, officer or member of the management of an Affiliate of such Person or to any Group Member of such first Person; provided that, payments by a Group Member in the Ordinary Course of Business to employees, directors, officers and members of management of the Group Members shall not constitute a Distribution. “Drawdown” means: (a) the advance of a Prime Rate Loan, a Base Rate Loan, a CORRA Loan or a SOFR Loan; or (b) the issue of one or more Letters of Credit. “Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof. “Drawdown Notice” means a notice, substantially in the form set out in Schedule B, to be given to the Lender by the Borrower pursuant to Section 2.06.

- 10 - “Earn Out Obligations” means any amounts payable by a Group Member to any one or more sellers of applicable assets or Equity Interests after the Closing Date but following completion of an Acquisition, and whether based on working capital purchase price adjustments, future performance, future profitability or otherwise (provided, for certainty, reimbursement for expenses, payments in connection with indemnity claims and other similar payments shall not constitute Earn Out Obligations). “EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication): (a) all non-cash income and gains (including, without limitation, any foreign exchange gains); and (b) all non-recurring, extraordinary or unusual income and gains; plus, to the extent deducted from such Net Income (but without duplication): (c) Interest Expense; (d) Income Tax Expense; (e) Depreciation Expense; (f) transaction fees, costs and expenses paid in cash and incurred in connection with any Permitted Acquisition and the transactions evidenced by this Agreement and the other Loan Documents; (g) cash restructuring and one-time business optimization expenses up to [Redacted: Threshold] of EBITDA of the Borrower (after giving effect to the adjustments contemplated herein); (h) all non-cash losses and expenses including, without limitation, foreign exchange losses, stock-based compensation expenses and write-downs, determined in accordance with GAAP; (i) the earn out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition-related performance and other obligations; and (j) all non-recurring, extraordinary or unusual cash charges, expenses or losses approved in writing by the Lender in its sole discretion, all determined on a consolidated basis in accordance with GAAP; provided that: (k) in respect of each Person which has become a Subsidiary in such period, EBITDA shall be determined as if such Person had been a Subsidiary during the entire such period; and (l) in respect of each Person which has ceased to be a Subsidiary in such period, EBITDA shall be determined as if such Person had not been a Subsidiary during the entire such period.

- 11 - “Encumbrance” means, with respect to any Person, any mortgage, debenture, pledge, hypothec, lien, charge, deemed trust, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any consignment by way of security or capital lease of Property by such Person as consignee or lessee, as the case may be, or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or other obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” have corresponding meanings. “Environmental Law” means any Applicable Law relating to the environment including those pertaining to: (a) reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances; and (b) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety. “Equity Interest” means (a) in the case of any corporation, any and all capital stock and any securities exchangeable for or convertible into capital stock, (b) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (c) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, (d) in the case of a trust, any and all units, and (e) any other equity interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of any Property of, the issuing Person, and including, in all of the foregoing cases described in clauses (a), (b), (c), (d) or (e), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases. “Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of Canadian Dollars or United States Dollars, as the case may be, at the Exchange Rate. “ERISA” means the Employee Retirement Income Security Act of 1974 (United States) as amended from time to time, or any successor statute thereto, and the final, interim, temporary and other binding regulations and published and binding interpretations thereof. “Event of Default” has the meaning set out in Section 10.01. “Exchange Rate” means, with respect to the conversion of one currency into another currency, the Spot Rate and, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Lender in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice. “Excluded Foreign Subsidiaries” means each Subsidiary of the Borrower that (a) is not formed under the laws of Canada (or any province or territory thereof) or the United States (or

- 12 - any state or territory thereof, including the District of Columbia); and (b) has not provided Security to the Lender. “Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal. “Excluded Taxes” means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Restricted Parties under any of the Loan Documents (each a “Recipient”), (a) Taxes imposed on or measured by the Recipient’s net income, capital Taxes imposed on the Lender’s taxable capital and franchise Taxes imposed on the Recipient (in lieu of net income Taxes), in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized or in which its principal office is located or, in the case of the Lender, in which its applicable Lending Office is located, or (ii) that are Other Connection Taxes, and (b) any branch profits Taxes or any similar Tax imposed by any jurisdiction described in clause (a) above, (c) any U.S. Federal withholding Taxes imposed under FATCA, (d) any Canadian federal withholding Tax imposed as a result of (i) a Recipient not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a Restricted Party, (ii) a Recipient being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Restricted Party or not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Restricted Party, or (iii) a Restricted Party being a “specified entity” in respect of a Recipient, except in the case of (i), (ii) and (iii) where the non-arm’s length relationship arises, the Recipient is a specified non-resident shareholder of a Restricted Party or is not dealing at arm’s length with a specified shareholder of a Restricted Party, or a Restricted Party is a “specified entity” in respect of a Recipient, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any rights under this Agreement or any other Loan Document, and (e) any withholding Taxes that would not have been imposed but for the Lender’s failure to comply with Section 11.02(6). “Excluded U.S. Subsidiary” means Circles Collective Inc., a corporation incorporated under the laws of the State of Delaware. “Federal Funds Effective Rate” means, for any day, the greater of (a) the rate calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate, and (b) the Floor.

- 13 - “Fee Letter” means the upfront fee letter dated as of the Closing Date between the Lender and the Borrower. “Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the Ordinary Course of Business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other Person. “Fiscal Quarter” means each quarter that ends on March 31st, June 30th, September 30th and December 31st of each calendar year. “Fiscal Year” means a twelve-month period ending on December 31st of any calendar year. “Floor” means a rate of interest equal to 0%. “Four Quarter Period” means as at the last day of any particular Fiscal Quarter of the Borrower, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters. “GAAP” means those accounting principles that are from time to time approved by the Chartered Professional Accountants of Canada, or any successor institute, and, more specifically shall be understood as at the date hereof to be a reference to International Financial Reporting Standards (IFRS). “Governmental Authority” means the Government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency. “Group Members” means, collectively, the Borrower and all of its Subsidiaries, and “Group Member” means any one of them. “Group” has the corresponding meaning. “Guarantors” means, collectively, each Subsidiary of the Borrower that delivers a guarantee and security to the Lender from time to time. “Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws, including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non hazardous wastes and subject wastes), petroleum and its derivatives and by products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.

- 14 - “Hedge Arrangement” means, with respect to any Person, any arrangement or transaction between such Person and any other Person (other than another Group Member) that is a rate swap transaction, basis swap, forward rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in fluctuations of interest rates, currency exchange, price of Equity Interests or price of commodities. “Hostile Take-Over Bid” shall mean a Take-Over Bid by any member of the Group or in which a Group Member is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid. “IFRS 16” means the International Financial Reporting Standard 16: Leases. “Income Tax Expense” means, with respect to the Borrower, for any period, the aggregate, without duplication and on a consolidated basis, of all Taxes on the income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined in accordance with GAAP. “Increase” has the meaning set out in Section 2.10(1). “Increase Request” means a written request, substantially in the form set out in Schedule H, to be given to the Lender by the Borrower pursuant to Section 2.10(1). “Indemnified Taxes” means Taxes other than Excluded Taxes. “Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, liquidation, conservatorship, bankruptcy, insolvency, assignments for the benefit of creditors, moratorium, or receivership, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the United States Bankruptcy Code and the business corporation acts of Canada or any province or territory thereof, including, without limitation, the Business Corporations Act (Ontario). “Intellectual Property” means any and all intellectual and industrial property, whether recorded or not and regardless of form or method of recording, including all works in which copyright subsists or may subsist (such as computer software), data bases (whether or not protected by copyright), designs, documentation, manuals, specifications, industrial designs, trade secrets, confidential information, ideas, concepts, know how, trade marks, service marks, trade names, domain names, discoveries, inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, improvements and modifications, integrated circuit topographies and mask works. “Interest Coverage Ratio” means, for any period, the ratio of (a) EBITDA for such period, to (b) the Interest Expense paid or payable in such period. “Interest Expense” means, for any period, the aggregate amount of interest and other financing charges paid or payable by the Group Members, on account of such period with respect to Debt

- 15 - including interest, amortization of discount and financing fees, commissions, discounts and other fees and charges payable with respect to letters of credit and letters of guarantee, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP. “Interest Payment Date” means: (a) with respect to each Prime Rate Loan and each Base Rate Loan, the last Business Day of each calendar month; (b) with respect to each CORRA Loan, the last Business Day of each applicable Interest Period; and (c) with respect to each SOFR Loan, the last Business Day of each applicable Interest Period, and, if any Interest Period is longer than three months, the last Business Day of each three month period of such Interest Period. “Interest Period” means: (a) with respect to each Prime Rate Loan and each Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and ending on the date selected by the Borrower for the Conversion of such Loan into another type of Loan or for the repayment of such Loan; (b) with respect to each Term CORRA Loan, the initial period (subject to market availability) of one or three months commencing on and including the date specified in the Drawdown Notice or Conversion Notice, or the Rollover Date, as the case may be, applicable to such Term CORRA Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one or three months as selected by the Borrower and notified to the Lender in writing commencing on and including the last day of the prior Interest Period; (c) with respect to each Daily Compounded CORRA Loan, the initial period (subject to market availability) of approximately one month or three months commencing on and including the date specified in the Drawdown Notice or Conversion Notice, or the Rollover Date, as the case may be, applicable to such Daily Compounded CORRA Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one month or three months commencing on and including the last day of the prior Interest Period; and (d) with respect to each SOFR Loan, the initial period selected by the Borrower (subject to market availability) of approximately one month, three months or six months commencing on and including the date specified in the Drawdown Notice or Conversion Notice, or the Rollover Date, as the case may be, applicable to such SOFR Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one month, three months or six months commencing on and including the last day of the prior Interest Period,

- 16 - provided that in any case the last day of each Interest Period will be also the first day of the next Interest Period and further provided that the last day of each Interest Period will be a Business Day. If the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event the Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day immediately preceding the last day of the Interest Period otherwise selected and further provided that the last Interest Period hereunder must expire on or prior to the Maturity Date. “Investment” means, as to any Person, any direct or indirect acquisition or investment (other than an Acquisition) by such Person, whether by means of (a) the purchase or other acquisition of equity interests of another Person or (b) a loan, advance or capital contribution to, guarantee or assumption of debt, or purchase of other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees the debt of such other Person. “Judgment Conversion Date” has the meaning set out in Section 12.04(1). “Judgment Currency” has the meaning set out in Section 12.04(1). “Lender Hedge Arrangement” means each Hedge Arrangement entered into from time to time (including those in existence on the Closing Date) between a Group Member and a Lender Hedge Provider. “Lender Hedge Provider” means the Lender or any Affiliate of the Lender from time to time party to a Lender Hedge Arrangement. “Lender Hedge Provider Obligations” means all Obligations of any Group Member at any time and from time to time owing to any Lender Hedge Provider pursuant to any Lender Hedge Arrangement. “Lender” has the meaning set out in the preamble. “Lender’s Counsel” means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Lender may from time to time designate. “Lending Office” means the branch or office of the Lender located at 130 King Street West, Suite 800, Toronto, Ontario, M5X 1J9 or any other branch of office of the Lender that the Lender may designate from time to time as the branch or office from which the Lender makes advances. “Letter of Credit” means a standby letter of credit or a commercial letter of credit issued or deemed to be issued pursuant to the Credit Facility at the request and for the account of the Borrower. “Letter of Credit Fee Rate” means, for any period, with respect to a Letter of Credit, the percentage rate per annum applicable to that period as set out below the heading “CORRA Margin, SOFR Margin and Letter of Credit Fee Rate” in the definition of “Applicable Margin”.

- 17 - “Loan” means any extension of credit by the Lender under this Agreement, including by way of Prime Rate Loan, Base Rate Loan, SOFR Loan, Term CORRA Loan or Daily Compounded CORRA Loan. “Loan Documents” means (a) this Agreement, (b) the Fee Letter, (c) the Security, (d) the Blocked Account Agreements, if any, and (e) all present and future agreements, documents, certificates and instruments delivered by any Group Member to the Lender pursuant to or in respect of this Agreement or the Security, in each case as the same may from time to time be amended, and “Loan Document” means any one of the Loan Documents. “Material Acquisition” means any Permitted Acquisition by a Group Member where the purchase price (including any deferred purchase price) for such Permitted Acquisition to be paid in cash, debt, equity, Earn Out Obligations or other consideration is greater than or equal to [Redacted: Threshold] (or the Equivalent Amount in any other currency). “Material Adverse Change” means any change having a material adverse effect on: (a) the business, assets, liabilities, operations, results of operations or condition (financial or other) of the Group Members, taken as a whole; (b) the ability of a Restricted Party to pay or perform its obligations under this Agreement, the Security or any other Loan Document; (c) the validity or enforceability of this Agreement, the Security or any other Loan Document considered as a whole; or (d) the priority ranking of any lien granted by this Agreement, the Security or any other Loan Document, or the rights or remedies intended or purposed to be granted to the Lender, the Cash Management Providers and the Lender Hedge Providers under or pursuant to this Agreement, the Security or any other Loan Document considered as a whole. “Material Contracts” means each of the agreements identified in Schedule 7.01(19) and any agreement, contract or legally binding arrangement entered into from time to time by a Group Member or to which any of their property or assets may be subject for which breach, non performance, cancellation, failure to renew, termination, revocation or lapse could reasonably be expected to have a Material Adverse Change. “Material Intellectual Property” means any Intellectual Property owned or licensed by any Group Member that is material to the ability of any Group Member to generate revenue and to carry on the business of the Group. “Material License” means each of the licenses, permits and approvals identified in Schedule 7.01(19) and each license, permit or approval issued by any Governmental Authority which are necessary or material to its business and operations, the breach or default of which would result in a Material Adverse Change. “Material Subsidiary” means, at any time, (a) any Subsidiary of the Borrower that is formed under the laws of Canada (or any province or territory thereof) or the United States (or any state or territory thereof, including the District of Columbia), other than the Excluded U.S. Subsidiary; and (b) any Subsidiary of the Borrower that contributes more than five percent (5%) of the

- 18 - EBITDA of the Borrower or owns more than ten percent (10%) of the consolidated assets of the Borrower, in each case, at such time. As of the Closing Date, the only Material Subsidiaries are listed on Schedule 7.01(6). “Maturity Date” means May 8, 2028. “Net Debt” means Total Debt less Qualified Cash. “Net Debt to EBITDA Ratio” means, for any period, the ratio of (a) Net Debt for such period, to (b) EBITDA for such period. “Net Income” means, for any date of determination and any financial period, the net income (loss) of the Borrower determined on a consolidated basis in accordance with GAAP. “Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” will have the opposite of such meaning. “Obligations” means, without duplication, the aggregate amount of all obligations of the Group Members to the Lender, the Lender Hedge Providers and the Cash Management Providers or any of them, under or in connection with this Agreement, the other Loan Documents, the Lender Hedge Arrangements or the Cash Management Documents, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Group Members to the Lender, the Lender Hedge Providers and the Cash Management Providers or any of them, remaining unpaid by the Group Members to the Lender, the Lender Hedge Providers and the Cash Management Providers or any of them, under or in connection with this Agreement, the other Loan Documents, the Lender Hedge Arrangements or Cash Management Documents, whether arising from dealings between the Lender, the Lender Hedge Providers and the Cash Management Providers or any of them, and the Group Members or any of them or from any other dealings or proceedings by which the Lender, the Lender Hedge Providers and the Cash Management Providers or any of them, may be or become in any manner whatever a creditor or obligee of the Group Members pursuant to this Agreement, the other Loan Documents, the Lender Hedge Arrangements or the Cash Management Documents, and wherever incurred, and whether incurred by any Group Member alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses relating thereto, including interest and fees that accrue after the commencement by or against the Borrower or any Affiliate thereof of any proceeding under any Insolvency Legislation naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Notwithstanding the foregoing, in no event shall “Obligations” include Excluded Swap Obligations. “OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury. “OFAC Event” has the meaning set forth in Section 7.01(32). “OFAC Sanctions Programs” means all laws, regulations, and Executive Orders administered by OFAC and all economic and trade sanction programs administered by OFAC or the U.S. Department of State, any and all similar United States federal laws, regulations or Executive Orders, and any similar laws, regulations or orders adopted by any state within the United States.

- 19 - “OFAC SDN List” means the list of Specially Designated Nationals and Blocked Persons administered by OFAC, in each case, as renewed, extended, amended or replaced. “Ordinary Course of Business” means, in respect of any action or omission taken or not taken by any Person, the ordinary course of such Person’s business, as conducted by such Person consistent with past practice. “Organizational Documents” means, with respect to any Person, such Person’s articles, memorandum or other charter documents, partnership agreement, joint venture agreement, declaration of trust, trust agreement, by-laws, unanimous shareholder agreement, or any and all other similar agreements, documents and instruments pursuant to which such Person is constituted, organized or governed. "Other Connection Taxes" shall mean, with respect to the Lender, or any other recipient of any payment to be made by or on account of the Borrower or any Guarantor hereunder or under any other Loan Document, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to this Agreement or enforced under this Agreement or any other Loan Document). “Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document. “Participant” has the meaning set out in Section 12.06. “PBGC” means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA. “Permitted Acquisition” means an Acquisition by any Group Member or Group Members acting together that complies with the following terms and conditions: (a) the Borrower shall have given at least 15 days’ prior written notice to the Lender of such Acquisition prior to its consummation; (b) the Target of such Acquisition is in the same Core Business or is related, complimentary or ancillary to the Core Business and the business and assets being acquired are substantially located in Canada, the United States of America or another Organisation for Economic Co-operation and Development (OECD) country; (c) the Target must either (i) be generating positive EBITDA as at the date of such Acquisition, calculated on a trailing twelve month period ending not more than three months prior to the closing of such Acquisition; or (ii) have a trailing twelve month EBITDA of not less than negative [Redacted: Threshold] and is expected to generate positive EBITDA within 18 months of closing of such Acquisition;

- 20 - (d) the aggregate consideration paid (including in respect of any Earn Out Obligations) in respect of any particular Acquisition shall not exceed an amount equal to the greater of (i) [Redacted: Threshold] (or the Equivalent Amount in any other currency) and (ii) 1 times EBITDA for the immediately preceding trailing twelve-month period, unless after giving effect to such Acquisition, the Net Debt to EBITDA Ratio shall, on a pro forma basis, be equal to or less than 3.00:1.00 and the Lender will have received a Compliance Certificate confirming the foregoing; (e) such Acquisition shall not constitute a Hostile Take-Over Bid; (f) where such Acquisition is a Material Acquisition, the Lender shall have received (i) a third party quality of earnings of the Target and (ii) an updated two-year pro forma financial forecast of the Borrower, which includes the Target; (g) such Acquisition must be consummated, in all material respects, in accordance with Applicable Law, including agreements relating to such Acquisition; (h) (i) where such Acquisition is a purchase of Equity Interests in the Target, the applicable Group Member or Group Members shall acquire not less than 100% of the issued Equity Interests of the Target; and (ii) where such Acquisition is a purchase of assets, the applicable Group Member shall acquire materially all of the assets of the Target; (i) no Default or Event of Default shall exist or shall arise as a result of such Acquisition; (j) concurrently with completion of such Acquisition, all Debts of the Target and its Subsidiaries (other than Permitted Debt) shall be indefeasibly repaid in full and all Encumbrances provided by the Target (or its Subsidiaries) to any Person (other than Permitted Encumbrances) shall be discharged and released and the Lender shall have received satisfactory evidence thereof; (k) if required to ensure compliance by the Group Members with Section 8.01(14) and Section 8.01(15), within 30 days (or such later date as the Lender may agree in its sole discretion) following the closing of such Acquisition, the Lender shall have received (i) duly executed Security with respect to any Target being acquired, as required under Article 9, including but not limited to, a pledge of the Equity Interests of the Target and a guarantee of all Obligations, together with a general security and pledge agreement over all of the Target’s present and after acquired property, assets and undertaking, (ii) evidence satisfactory to the Lender that all registrations that are necessary in connection therewith shall have been made, (iii) such resolutions, certificates and opinions as the Lender may require, and (iv) all such other agreements, instruments, certificates and documents requested by the Lender to ensure that the Lender shall hold a first- ranking security interest in all of the assets of the Target; (l) after giving effect to such Acquisition, the Borrower shall, on a pro forma basis, be in compliance with each of the financial covenants provided for in Section 8.02 of this Agreement for the Four Quarter Period immediately preceding such Acquisition; and

- 21 - (m) on or prior to the date of such Acquisition, the Lender shall receive copies of the acquisition agreement and such other related material agreements requested by the Lender, acting reasonably. “Permitted Debt” means: (a) Debt under this Agreement and the other Loan Documents; (b) Debt owing pursuant to any Hedge Arrangements permitted pursuant to Section 8.04(14); (c) Debt owing to Cash Management Providers pursuant to any Cash Management Documents; (d) Debt existing on the Closing Date and described on Schedule 8.04(1); (e) intercompany Debt owing by (i) one Restricted Party to another Restricted Party; (ii) an Excluded Foreign Subsidiary to another Excluded Foreign Subsidiary; and (iii) an Excluded Foreign Subsidiary to a Restricted Party; (f) Earn Out Obligations in connection with Permitted Acquisitions; (g) Debt in respect of Capital Leases and the Purchase Money Security Interests granted by a Group Members in an amount not to exceed [Redacted: Threshold] in the aggregate; (h) unsecured Debt of the Group in an amount not to exceed [Redacted: Threshold] in the aggregate; and (i) such other Debt that has been specifically consented to by the Lender in writing. “Permitted Disposition” means, a Disposition by a Group Member which satisfies the following: (a) a Disposition of inventory in the Ordinary Course of Business, (b) Dispositions of worn-out or obsolete equipment in the Ordinary Course of Business; (c) a Disposition (i) from one Restricted Party to another Restricted Party; or (ii) from any Excluded Foreign Subsidiary to any other Group Member; (d) a Disposition of Property (other than Material Intellectual Property) outside the Ordinary Course of Business in an aggregate amount not exceeding [Redacted: Threshold] in any Fiscal Year; provided that each such Disposition shall be on Arm’s Length terms and for fair market value consideration; or (e) any other Disposition which has been specifically consented to by the Lender in writing, provided that, in each case, at the time of, and immediately after, any such Disposition, no Default or Event of Default has occurred and is continuing or would result therefrom.

- 22 - “Permitted Distributions” means: (a) Distributions from (i) any Restricted Party to another Restricted Party; and (ii) any Excluded Foreign Subsidiary to any other Group Member; (b) Distributions payable only in Equity Interests of the Borrower to any of its directors, officers and employees pursuant to any employee incentive plan, stock option plan, long term incentive plan or other benefit plan of the Borrower in effect from time to time; and (c) any other Distribution (including a repurchase of common shares of the Borrower pursuant to a normal course issuer bid or substantial issuer bid by the Borrower in accordance with Applicable Law in relation to its common shares), so long as (x) the Net Debt to EBITDA Ratio is less than or equal to 2.75:1.00 both prior to and after giving effect to such Distributions; or (y) if the condition in clause (x) is not satisfied, then the aggregate amount of Distributions pursuant to this clause (c) shall not exceed [Redacted: Threshold] during the term of this Agreement; provided that, in each case, at the time of, and immediately after, any making such Distribution, no Default or Event of Default has occurred and is continuing or would result therefrom (including, for the avoidance of doubt, any failure by the Borrower to comply, on a pro forma basis, with the financial covenants set forth in Section 8.02). “Permitted Encumbrances” means, with respect to any Person, the following: (a) liens for Taxes, rates, assessments or other governmental charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person; (b) liens and statutory deemed trusts arising by operation of law in respect of statutory obligations not delinquent; (c) statutory liens and deemed trusts in respect of contributions to a Canadian Pension Plan or a Canadian Multi-Employer Plan by any Group Member that are (i) not yet due; or (ii) immaterial and inadvertently delinquent as a result of reasonable error, provided that any contribution arrears described in this (ii) are rectified within thirty (30) days of the Group Member becoming aware thereof; (d) reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by that Person; (e) zoning, land use and building restrictions, survey exceptions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, restrictions, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph

- 23 - conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by that Person; (f) title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by that Person; (g) security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business provided that such security does not materially impair the use of the affected property for the purpose for which it is used by that Person; (h) Encumbrances arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution; (i) Encumbrances arising from the right of distress enjoyed by landlords or Encumbrances otherwise granted to landlords (including, without limitation, Encumbrances over rent deposits), in either case, to secure the payment of arrears of rent in respect of leased properties; (j) servicing agreements, development agreements, site plan agreements and other agreements with Governmental Authorities pertaining to the use or development of any of the assets of the Person, provided same are complied with in all material respects and do not materially impair the use of such assets in the operation of the business of such Person; (k) liens and security interests in favour of any clearing house or agency (such as CDS & Co.) or any securities intermediary maintaining any securities account to which financial collateral is credited connected with any transaction made in such securities account in accordance with their standard terms and conditions of operation; (l) undetermined or inchoate liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised and of which the Lender has not been given notice, or that relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person; (m) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof; (n) the Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of

- 24 - Default, and Encumbrances securing appeal bonds and other similar Encumbrances arising in connection with court proceedings (including, without limitation, surety bonds, security for costs of litigation where required by Applicable Law and letters of credit) or any other instruments serving a similar purpose; (o) the Security; (p) Encumbrances existing on the Closing Date and described on Schedule 8.04(2); (q) Encumbrances in respect of Capital Leases and Purchase Money Security Interests; provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed [Redacted: Threshold] in the aggregate; and (r) such other Encumbrances as are agreed to in writing by the Lender. “Permitted Investments” means the following: (a) Investments in cash and Cash Equivalents; (b) Investments existing on the Closing Date and described on Schedule 8.04(8); (c) loans and advances to employees of the Group Members not exceeding [Redacted: Threshold] in the aggregate used by such employees for purposes of purchasing Equity Interests of the Borrower; (d) intercompany Investments made by any Restricted Party in another Restricted Party; (e) intercompany Investments made by any Restricted Party to an Excluded Foreign Subsidiary in an amount not exceeding [Redacted: Threshold] (measured at the time of any such Investment) in the aggregate during the term of this Agreement; (f) the guarantees comprising part of the Security; and (g) such other Investments and Financial Assistance as agreed to in writing by the Lender, provided that, in each case, at the time of, and immediately after, any such Investment, no Default or Event of Default has occurred and is continuing or would result therefrom. “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Prime Rate” means the greater of (a) the variable per annum reference rate of interest announced and adjusted by the Lender as its “Prime Rate” from time to time for Canadian Dollar loans in Canada, and (b) the sum of (i) Term CORRA for an interest period of one month, and (ii) [Redacted: Margin] per annum, provided that if the Prime Rate as otherwise determined pursuant to this definition is less than the Floor, it shall be deemed to be the Floor.

- 25 - “Prime Rate Loan” means a Loan in or a Conversion into Canadian Dollars made by the Lender to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Prime Rate. “Prime Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as set out below the heading “Prime Rate Margin and Base Rate Margin” in the definition of “Applicable Margin”. “Property” means, with respect to any Person, all or any portion of that Person’s undertaking and property, both real and personal. “Purchase Money Security Interest” means an Encumbrance created or incurred by a Group Member securing Debt incurred to finance the acquisition of Property (including the cost of installation thereof), provided that (a) such Encumbrance is created substantially simultaneously with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property financed by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property and the cost of installation thereof. “Qualified Cash” means, without duplication, (a) unrestricted funds held by the Restricted Parties that are (i) subject to the valid, enforceable and first priority perfected Encumbrance of the Lender; (ii) held in either (A) a deposit account maintained by a Restricted Party with the Lender; or (B) a deposit account maintained by a Restricted Party that is subject to a Blocked Account Agreement; and (iii) free and clear of any Encumbrance, rights or priority claims, and not subject to any trust, other than, in each case, in favour of the Lender; and (b) unrestricted funds held by Group Members up to [Redacted: Threshold] (or the Equivalent Amount in any other currency) that are (i) held in a deposit account of a Group Member located in the United Kingdom at a bank, trust company or financial institution; and (ii) free and clear of any Encumbrance, rights or priority claims, and not subject to any trust, other than, in each case, in favour of the Lender. “Real Property” means any real property owned or leased by a Group Member. “Related Parties” means, with respect to any Person, such Person’s Affiliates, associates (as such term is defined in the Business Corporations Act (Ontario)), and the directors, officers, employees, agents and advisors, trustees, administrators, managers and representatives of such Person or of such Person’s Affiliates. “Release” means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal. “Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or any other country or political subdivision thereof in which such Person has its jurisdiction of organization or formation, domicile, chief executive office, registered office or principal place of business or has tangible or real Property and, for greater certainty, includes the provinces, states and jurisdictions set out in Schedule 7.01(7).

- 26 - “Repayment Notice” means the notice substantially in the form set out in Schedule F. “Reportable Event” means any of the events set forth in Section 4043 of ERISA, other than an event for which the provision of notice has been waived. “Requirements of Environmental Law” means all requirements of the common law or of statutes, regulations, by laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Group Member has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Group Member and the intended uses thereof in connection with such matters, including all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments). “Requirements of Law” means, with respect to any Person, the Organizational Documents of such Person and any Applicable Law or any determination of a Governmental Authority, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject. “Restricted Parties” means the Borrower, the Guarantors and their respective successors and assigns permitted by this Agreement, and “Restricted Party” means any one of them. “Revenue Sharing Agreement” means the revenue sharing agreement dated as of January 4, 2016, between Docebo Italia S.P.A., as principal and the Borrower, Docebo NA, Inc., and Docebo EMEA FZ-LLC and the other Persons party thereto from time to time, as distributors, as amended by an extension letter dated as of June 30, 2017 executed by Docebo UK Limited as a distributor and accepted by Docebo Italia S.P.A. “Rollover” means the extension of a Term CORRA Loan, a Daily Compounded CORRA Loan or a SOFR Loan for an additional Interest Period. “Rollover Date” means the date of commencement of a new Interest Period applicable to a Term CORRA Loan, a Daily Compounded CORRA Loan or a SOFR Loan that is being rolled over. “Rollover Notice” means the notice, substantially in the form set out in Schedule D to be given to the Lender by the Borrower in connection with the Rollover of a Term CORRA Loan, a Daily Compounded CORRA Loan or a SOFR Loan.

- 27 - “Sale and Lease-Back Transaction” means any arrangement with a Person (other than any Group Member), or to which any such Person is a party, providing for the leasing to any Group Member or any of their respective Subsidiaries of Property which directly or indirectly has been or is to be sold or transferred by such Group Member or any of their respective Subsidiaries to such Person in each case where the purchaser and lessor are not Related Parties to such Group Member. “Sanction(s)” means any international economic sanction administered or enforced by the United States Government (including without limitation, OFAC), the Government of Canada, the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority. “Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC. “Sanctioned Person” means (a) a Person named on the list of Specially Designated Nationals maintained by OFAC; or (b) a Person named on any sanctions-related list of designated persons maintained by the Government of Canada, Global Affairs Canada or Public Safety Canada. “Security” has the meaning set out in Section 9.01 and, for certainty, includes all documents guaranteeing the Obligations or creating an Encumbrance in favour of, or any collateral held from time to time by, the Lender securing or intended to secure repayment of the Obligations, together with all other documents and agreements delivered from time to time as security for the payment and performance of the Obligations, and the security interests, assignments and Encumbrances constituted by the foregoing. “SEDAR” means the System for Electronic Document Analysis and Retrieval Plus, which is the electronic filing system for the disclosure documents of public companies and investment funds across Canada, administered by the Canadian Securities Administrators, accessible at www.sedarplus.ca, or any successor website thereto. “SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. “SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). “SOFR Margin” means, for any period, the applicable percentage rate per annum applicable to that period as set out below the heading “CORRA Margin, SOFR Margin and Letter of Credit Fee Rate” in the definition of “Applicable Margin”. “SOFR Loan” means a Loan in, or Conversion into, United States Dollars with respect to which the Borrower has specified that interest is to be calculated by reference to the Adjusted Term SOFR. “Solvent” means, (a) with respect to any Group Member (other than any U.S. Guarantor), as of any date of determination, that, as of such date, (i) is able to meet its obligations as they generally become due, (ii) has not ceased paying its current obligations in the Ordinary Course

- 28 - of Business as they generally become due, and (iii) the aggregate of whose property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all its obligations, due and accruing due and (b) as to any U.S. Guarantor, as of any date of determination, that on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair saleable value of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (iv) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s property would constitute an unreasonably small capital. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. “Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day). “Subsidiary” means, at any time, with respect to any Person, any other Person, if at such time the first mentioned Person (a) owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and (b) directly or indirectly, through the operation of any agreement or otherwise, has the ability to elect or cause the election of a majority of the board of directors or other persons performing similar functions for such other Person or to otherwise exercise control over the management and policies of such other Person, and in either case will include any other Person in like relationship to a Subsidiary of such first mentioned Person. Unless otherwise specific to the contrary herein or the context otherwise requires, Subsidiary shall refer to the Subsidiary of the Borrower. “Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act. “Swingline Facility” has the meaning set forth in Section 2.02(1). “Swingline Loans” has the meaning set forth in Section 2.02(2). “Take-Over Bid” shall mean either (a) an offer to acquire outstanding voting or Equity Interests of a class of a Person whose shares are publicly traded where the Equity Interests that are the subject of such offer, together with the offeror’s securities, constitute at least 20% of the outstanding Equity Interests of that class of securities on the date the offer is made, or (b) any other event which is a take-over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Group Member.

- 29 - “Target” means, with respect to any Permitted Acquisition, the Person whose Equity Interests or Property (or both) are proposed to be acquired. “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. "Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three Business Days prior to such Periodic Term CORRA Determination Day. “Term CORRA Adjustment” means a percentage equal to (a) 0.29547% per annum for an Interest Period of one month, and (b) 0.32138% per annum for an Interest Period of three months. “Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator. “Term CORRA Loan” means a Loan in, or Conversion into, Canadian Dollars with respect to which the Borrower has specified that interest is to be calculated by reference to the Adjusted Term CORRA. “Term CORRA Reference Rate” means the forward-looking term rate based on CORRA. “Term SOFR” means, for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day. “Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

- 30 - “Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Lender in its reasonable discretion). “Term SOFR Reference Rate” means the forward-looking term rate based on SOFR. “Total Debt” means, for any date of determination and any financial period, the aggregate of all Debt of the Borrower, without duplication, and determined on a consolidated basis in accordance with GAAP. “United States Dollars”, “U.S. $” and “$” means the lawful money of the United States of America. “USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (of 2001, United States Public Law 107- 56), 115 Stat. 272 (2001), and amended, and the rules and regulations promulgated thereunder. “U.S. Employee Plan” means an employee benefit plan as defined in Section 3(3) of ERISA subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or are required to be made, by a Group Member or any member of its Group Member’s Controlled Group or with respect to which a Group Member or any member of its Controlled Group has or would reasonably be expected to have liability. “U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. “U.S. Guarantor” means any Guarantor organized under the laws of the United States or any state thereof. “U.S. Multiemployer Plan” means any U.S. Pension Plan that is a “multiemployer plan” described in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA. “U.S. Pension Plan” means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the U.S. Tax Code (other than a U.S. Multiemployer Plan) that either (i) is maintained or, within the preceding five years, has been maintained, by the Group Members or any member of the Group Member’s Controlled Group, or (ii) with respect to which a Group Member has or would reasonably be expected to have liability (including on account of its membership in a Controlled Group). “U.S. Tax Code” means the Internal Revenue Code of 1986 of the United States of America (as amended), or any successor statute thereto. “U.S. Welfare Plan” means an employee welfare plan within the meaning of Section 3(1) of ERISA that is applicable to employees of a Group Member resident in the United States of America.

- 31 - 1.02 Extended Meanings In this Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than a person who is a party to this Agreement. Any reference herein to any action to be taken or decision to be made by the Lender in its “sole discretion” shall mean that such sole discretion is absolute and unfettered. References to any document, instrument or agreement (a) shall include all exhibits, schedules and other attachments thereto, (b) except as otherwise expressly provided herein, shall include all documents, instruments or agreements issued or executed in replacement thereof, and (c) except as otherwise expressly provided herein, shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time in accordance with the terms of this Agreement and in effect at any given time. 1.03 Accounting Principles (1) All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP. All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date; provided that for the purposes of this Agreement, including all financial calculations to be made hereunder, any lease that would be accounted for as an operating lease under International Financial Reporting Standards as in effect on December 31, 2018 (before giving effect to IFRS 16) shall be, notwithstanding any subsequent change in International Financial Reporting Standards (including the adoption of IFRS 16), deemed to be accounted for as an operating lease and not as a capital lease or a financial lease (regardless of whether such lease is entered into or assumed before or after December 31, 2018), and each Compliance Certificate delivered to the Lender pursuant hereto must be accompanied by a reconciliation of the calculation of the financial ratios and financial covenants with the financial statements delivered for the period to which such Compliance Certificate relates. (2) If any accounting changes occur and such changes result in a material change in the calculation of the financial covenants, standards or terms used in this Agreement, then the Borrower and the Lender agree to enter into negotiations in order to amend such provisions of this Agreement, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the applicable Group Member’s financial condition shall be the same after such accounting changes as if such accounting changes had not been made. If the Borrower and the Lender agree upon the required amendments, then after appropriate amendments have been executed and the underlying accounting change with respect thereto has been implemented, any reference to GAAP contained in this Agreement or in any other Loan Document shall, only to the extent of such accounting change, refer to GAAP, consistently applied after giving effect to the implementation of such accounting change. If the Borrower and the Lender cannot agree upon the required amendments within 30 days following the date of implementation of any accounting change, then all calculations of financial covenants and other standards and terms in this Agreement and the other Loan Documents shall continue to be prepared, delivered and made without regard to the underlying accounting change. In such case, the Borrower shall, in connection with the delivery of any financial statements under this

- 32 - Agreement, provide a management prepared reconciliation of the financial covenants to such financial statements in light of such accounting changes. 1.04 Non-Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a SOFR Loan the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next preceding Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 1.05 Interest Calculations and Payments Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest “per annum” or a similar expression is used, such interest will be calculated on the basis of: (a) in the case of SOFR Loans, a calendar year of 360 days; and (b) in the case of all other Loans, a calendar year of 365 or 366 days, and, in each case, using the nominal rate method of calculation and not the effective rate method of calculation or on any other basis that gives effect to the principle of deemed reinvestment of interest. Interest will continue to accrue after maturity and default or judgment or both, if any, until payment thereof, and interest will accrue on overdue interest, if any. 1.06 Interest Act (Canada) (1) For the purposes of this Agreement, whenever interest to be paid hereunder is to be calculated on the basis of 360 or 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or such other number of days in such period, as the case may be. (2) The Borrower confirms that it fully understands, and is able to calculate, the rate of interest applicable to each of the Credit Facility and irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any of the Loan Documents, that the interest payable under any of the Loan Documents and the calculation thereof has not been adequately disclosed to the Restricted Parties, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle. 1.07 Permitted Encumbrances The inclusion of reference to Permitted Encumbrances in any Loan Document is not intended to subordinate and will not subordinate, any Encumbrance created by any of the Security to any Permitted Encumbrance.

- 33 - 1.08 Currency Unless otherwise specified in this Agreement, all references to currency (without further description) are to lawful money of the United States of America. 1.09 Conflicts In the event of a conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document, then, unless such Loan Document or an acknowledgement from the applicable Group Member and the Lender relative to such Loan Document expressly states that this Section 1.09 is not applicable to such Loan Document, notwithstanding anything else contained in such other Loan Document, the provisions of this Agreement will prevail and the provisions of such other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency. 1.10 Rates The Lender does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement or Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any other Benchmark or Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes or Canadian Benchmark Replacement Conforming Changes. The Lender and its Affiliates or other related entities may engage in transactions that affect the calculation of the Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Lender may select information sources or services in its reasonable discretion to ascertain the Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any other Benchmark or Canadian Benchmark, or any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower or any other Person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

- 34 - 1.11 Schedules The following are the Schedules attached hereto and incorporated by reference and deemed to be part hereof: Schedule A - Commitment Schedule B - Drawdown Notice Schedule C - Conversion Notice Schedule D - Rollover Notice Schedule E - Compliance Certificate Schedule F - Repayment Notice Schedule G - Guarantors and Excluded Foreign Subsidiaries Schedule H - Increase Request Schedule 7.01(6) - Corporate Structure; Names; Bank Accounts Schedule 7.01(7) - Relevant Jurisdictions Schedule 7.01(8) - Taxes Schedule 7.01(12) - Real Property Schedule 7.01(18) - Intellectual Property Schedule 7.01(19) - Material Contracts and Material Licenses Schedule 7.01(27) - Non-Arm’s Length Transactions Schedule 8.01(18) - Post-Closing Covenants Schedule 8.04(1) - Existing Debt Schedule 8.04(2) - Existing Encumbrances Schedule 8.04(8) - Existing Investments ARTICLE 2- THE CREDIT FACILITY 2.01 Establishment of the Credit Facility Subject to the terms and conditions of this Agreement, the Lender establishes in favour of the Borrower a revolving term credit facility (the “Credit Facility”), part of which includes the Swingline Facility, in an amount (including Loans and Letters of Credit made in United States Dollars and the Equivalent Amount in United States Dollars of Loans and Letters of Credit made in Canadian Dollars) equal to the Commitment which, as of the date hereof, is U.S.$50,000,000. 2.02 Swingline Facility (1) Subject to the terms and conditions of this Agreement, the Lender establishes in favour of the Borrower a revolving term facility that is part of the Credit Facility on the terms set forth in this Section 2.02 (the “Swingline Facility”) up to the amount specified in Section 2.02(3).

- 35 - (2) At any time (a) after the Borrower has established a Canadian Dollar chequing account and a United States Dollar chequing account with the Lender, and (b) that the Borrower would be entitled to obtain Prime Rate Loans or Base Rate Loans under the Credit Facility, the Borrower will be entitled to draw cheques on its Canadian Dollar chequing account or its United States Dollar chequing account, in each case, maintained from time to time with the Lender. The debit balance from time to time in any such account will be deemed to be a Prime Rate Loan or Base Rate Loan, as applicable, outstanding to the Borrower from the Lender under the Credit Facility. If at any time the Borrower is a party to a cash concentration arrangement with the Lender, the amount of any overdraft from time to time in the Canadian Dollar concentration account or the United States Dollar concentration account of the Borrower established pursuant to such arrangement (which for greater certainty may include one of the accounts identified above) will also be deemed to be a Prime Rate Loan or Base Rate Loan, as applicable, outstanding to the Borrower from the Lender under the Credit Facility. A Prime Rate Loan or Base Rate Loan from Lender as contemplated by this Section 2.02(2) is referred to as a “Swingline Loan”. (3) The outstanding amount (including Loans made in United States Dollars and the Equivalent Amount in United States Dollars of Loans made in Canadian Dollars) of all Swingline Loans at any time may not exceed the lesser of: (a) U.S.$5,000,000, and (b) the amount, if any, by which the limit of the Credit Facility at such time exceeds the amount (including Loans made in United States Dollars and the Equivalent Amount in United States Dollars of Loans made in Canadian Dollars) of all Loans (other than Swingline Loans) and the face amount of all Letters of Credit outstanding at such time under the Credit Facility. 2.03 Purpose of Credit Facility Loans and Letters of Credit under the Credit Facility will only be used by the Borrower for working capital and other general corporate purposes, including Permitted Acquisitions and Permitted Distributions. 2.04 Manner of Borrowing The Borrower may (a) in Canadian Dollars, make Drawdowns, Conversions and Rollovers under the Credit Facility of (i) Prime Rate Loans, (ii) Term CORRA Loans and (iii) Daily Compounded CORRA Loans, (b) in United States Dollars, make Drawdowns, Conversions and Rollovers under the Credit Facility of Base Rate Loans and SOFR Loans, and (c) in either Canadian Dollars or United States Dollars, make Drawdowns and Conversions of Letters of Credit; provided that the face amount of all outstanding Letters of Credit may not exceed U.S.$5,000,000 or the Equivalent Amount in Canadian Dollars. 2.05 Revolving Nature of Credit Facility Subject to the terms and conditions hereof, the Borrower may increase or decrease the amount of Obligations outstanding under the Credit Facility by making Drawdowns, repayments and further Drawdowns. 2.06 Drawdowns, Conversions and Rollovers (1) Subject to the provisions of this Agreement, the Borrower may (a) make Drawdowns hereunder, or (b) convert the whole or any part of any type of Loan into any other type of Loan, or Rollover any Term CORRA Loans, Daily Compounded CORRA Loans or SOFR

- 36 - Loans on the last day of the applicable Interest Period therefor, by giving the Lender a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be. (2) The Borrower must give the Lender a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, three Business Days (in the case of SOFR Loans and CORRA Loans) and one Business Day (in the case of all other Loans) prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be. A Drawdown Date, Conversion Date and Rollover Date must be a Business Day. If the Borrower fails to provide a Rollover Notice in respect of a SOFR Loan at least three Business Days prior to the last day of the Interest Period applicable thereto, the Borrower will be deemed to have elected to Convert such SOFR Loan at its maturity to a Base Rate Loan. If the Borrower fails to provide a Rollover Notice in respect of a CORRA Loan at least three Business Days prior to the last day of the Interest Period applicable thereto in accordance with this Section 2.06(2), the Borrower will be deemed to have elected to Convert such CORRA Loan at its maturity to a Prime Rate Loan. (3) Each Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, must be delivered to the Lender by the Borrower on or prior to 11:00 a.m. (Toronto time) on a Business Day. (4) Each Drawdown, Conversion or Rollover must: (a) in the case of Prime Rate Loans, be in a minimum principal amount of Cdn. $1,000,000 and increments of Cdn. $100,000; (b) in the case of CORRA Loans, be in a minimum principal amount of Cdn. $1,000,000 and increments of Cdn. $100,000; (c) in the case of Base Rate Loans, be in a minimum principal amount of U.S. $1,000,000 and increments of U.S. $100,000; and (d) in the case of SOFR Loans, be in a minimum principal amount of U.S. $1,000,000 and increments of U.S. $100,000. (5) The provisions of Sections 2.06(1), 2.06(2), 2.06(3) and 2.06(4) do not apply to Swingline Loans. 2.07 Irrevocability Each Drawdown Notice, Conversion Notice and Rollover Notice given by the Borrower hereunder is irrevocable and will oblige the Borrower to take the action contemplated on the date specified therein. 2.08 Cancellation or Reduction of Credit Facility The Borrower may, at any time, upon giving at least two Business Days’ prior notice to the Lender, cancel in full or, from time to time, reduce in part the Credit Facility; provided, however, that any reduction will be in a minimum amount of U.S.$1,000,000 and increments of U.S.$1,000,000. If as a result of such reduction the aggregate amount of Loans outstanding under the Credit Facility exceeds the Commitment of the Lender thereunder, the Borrower will, upon notice from the Lender, repay Loans in an aggregate amount equal to such excess.

- 37 - 2.09 Account of Record The Lender will open and maintain books of account evidencing all Loans and all other amounts owing by the Borrower to the Lender hereunder. The Lender will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lender hereunder. After a request by the Borrower, the Lender will promptly advise the Borrower of such entries made in the Lender’s books of account. 2.10 Accordion – Increase to the Commitments (1) So long as no Default or Event of Default has occurred and is continuing, or would result from the applicable Increase, at any time following the Closing Date, the Borrower may, by delivering an Increase Request to the Lender, request an increase to the Credit Facility Amount (each, an “Increase”), such Increase to be in an aggregate principal amount not in excess of $50,000,000 and shall be in a minimum amount of $10,000,000 and a multiple thereafter of no less than $5,000,000. (2) Unless otherwise agreed by the Lender, each Increase Request shall be delivered at least 20 days before the date of the requested Increase, and will specify (i) the requested date of such Increase (which shall be a Business Day); (ii) the principal amount of such Increase; and (iii) be accompanied by a Compliance Certificate certifying on a pro forma basis that immediately after giving effect to such Increase, the Borrower will be in compliance with each of the financial covenants set out in Section 8.02. (3) Notwithstanding anything to the contrary in this Agreement, the Lender shall not have any obligation to provide any requested Increase unless it agrees to do so in its sole discretion. (4) As a condition to the effectiveness of any Increase, (i) no Default or Event of Default has occurred and is continuing, or would result from the applicable Increase; and (ii) the Borrower will pay an upfront fee in United States Dollars on the principal amount of such Increase to be agreed upon at such time between the Borrower and the Lender. Such upfront fee shall be payable on the date in which such Increase becomes effective. 2.11 Special Provisions Regarding SOFR Loans Subject to Section 2.12, if, on or prior to the first day of any Interest Period for any SOFR Loan: (a) the Lender acting reasonably and in good faith determines that Term SOFR cannot be determined pursuant to the definition thereof; or (b) the Lender determines that for any reason in connection with any request for a SOFR Loan or a Conversion thereto or a Rollover thereof that Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to the Lender of funding such SOFR Loan,

- 38 - then the Lender will promptly so notify the Borrower. Upon notice thereof by the Lender to the Borrower, any obligation of the Lender to make or continue SOFR Loans shall be suspended (to the extent of the affected SOFR Loans and, in the case of a SOFR Loan, the affected Interest Periods) until the Lender revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of SOFR Loans (to the extent of the affected SOFR Loans and, in the case of a SOFR Loan, the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such Conversion, the Borrower shall also pay any accrued interest on the amount so converted. 2.12 Benchmark Replacement Setting (1) Benchmark Replacement. (a) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth Business Day after the date notice of such Benchmark Replacement is provided to the Borrower without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. (b) No agreement evidencing or constituting Lender Hedge Arrangement shall constitute a “Loan Document” for purposes of this Section 2.12. (2) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. (3) Notices; Standards for Decisions and Determinations. The Lender will promptly notify the Borrower of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Lender will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.12(4) and (v) the commencement of any Benchmark Unavailability Period. Any determination, decision or election

- 39 - that may be made by the Lender pursuant to this Section 2.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12. (4) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (5) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for Drawdown of SOFR Loans, Conversion to or Rollover of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Base Rate Loans and (ii) any outstanding affected SOFR Loans will be deemed to have been converted to Base Rate Loans at the end of the applicable Interest Period. (6) Definitions. As used in this Section 2.12 and Section 1.10: “Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12(4). “Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(1).

- 40 - “Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Lender for the applicable Benchmark Replacement Date: (a) the sum of (i) Daily Simple SOFR and (ii)(A)0.11448% per annum for 1 month Interest Period, and (B) 0.26161% per annum for 3 month Interest Period, or (b) the sum of: (i) the alternate benchmark rate that has been selected by the Lender and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar- denominated credit facilities and (ii) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lender and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar-denominated credit facilities at such time. “Benchmark Replacement Date” means a date and time determined by the Lender, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non- representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of

- 41 - such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then- current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12.

- 42 - “Conforming Changes” means, with respect to either the use or administration of Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Drawdown Notices, Repayment Notices, Conversion Notices or Rollover Notices, the applicability and length of lookback periods, the applicability of Section 5.04 and other technical, administrative or operational matters) that the Lender decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Lender in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Lender decides that any such convention is not administratively feasible for the Lender, then the Lender may establish another convention in its reasonable discretion. “Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto. “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. 2.13 Special Provisions Regarding CORRA Loans (1) Subject to Section 2.14, if, on or prior to the first day of any Interest Period for any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable: (a) the Lender determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” or “Adjusted Daily Compounded CORRA”, as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a Canadian Benchmark Transition Event (as defined in Section 2.14); or (b) the Lender determines that for any reason in connection with any request for a Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, or a conversion thereto or a continuation thereof that Term CORRA or Daily Compounded CORRA, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, does not adequately and fairly reflect the cost to the Lender of making and maintaining such Loan,

- 43 - the Lender will promptly so notify the Borrower. (2) Upon delivery of such notice by the Lender to the Borrower under Section 2.14(1), any obligation of the Lender to make Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, and any right of the Borrower to continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or to convert Prime Rate Loans to Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, shall be suspended (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods) until the Lender revokes such notice. (3) Upon receipt of such notice by the Lender to the Borrower under Section 2.14(1), (i)(x) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods); (y) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a Drawdown of or Conversion to Daily Compounded CORRA Loans; or, failing such revocation or election, (z) the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Prime Rate Loans, in the amount specified therein and (ii) (x) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable interest Period, into Daily Compounded CORRA Loans, and (y) otherwise, or failing such election, any outstanding affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Loans. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 5.04. 2.14 Canadian Benchmark Replacement Setting (1) Canadian Benchmark Replacement. (a) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then-current Canadian Benchmark, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Canadian Benchmark Replacement is determined in accordance with clause (b) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Borrower without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document. If the

- 44 - Canadian Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period. (b) No agreement evidencing or constituting a Lender Hedge Arrangement shall be deemed to be a “Loan Document” for purposes of this Section 2.14. (2) Canadian Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Lender will have the right to make Canadian Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. (3) Notices; Standards for Decisions and Determinations. The Lender will promptly notify the Borrower of (i) the implementation of any Canadian Benchmark Replacement and (ii) the effectiveness of any Canadian Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Lender will notify the Borrower of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 2.14(4) and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Lender pursuant to this Section 2.14 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.14. (4) Unavailability of Tenor of Canadian Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor. (5) Canadian Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of Loans, which are of the type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a

- 45 - request for a Drawdown of or Conversion to, (a) for a Canadian Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Loans, and (b) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Prime Rate Loans. (6) Definitions. As used in this Section 2.14 and Section 1.10: “Available Canadian Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then- removed from the definition of “Interest Period” pursuant to Section 2.14(4). “Canadian Benchmark” means, initially, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be; provided that if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, or the then-current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.14(1). “Canadian Benchmark Replacement” means, with respect to any Canadian Benchmark Transition Event: (a) where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and (b) where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Lender and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Canadian Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian Dollar-denominated credit facilities and (ii) the related Canadian Benchmark Replacement Adjustment. If the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with an Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or

- 46 - determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lender and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the Relevant Canadian Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for Canadian Dollar- denominated credit facilities at such time. “Canadian Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Canadian Benchmark: (a) in the case of clause (a) or (b) of the definition of “Canadian Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Canadian Benchmark Transition Event,” the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Canadian Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date). For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Canadian Tenors of such Canadian Benchmark (or the published component used in the calculation thereof). “Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof); or

- 47 - (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative. For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Canadian Tenor of such Canadian Benchmark (or the published component used in the calculation thereof). “Canadian Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14 and (b) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14. “Canadian Conforming Changes” means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate,” the definition of “Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Drawdown Notices, Repayment Notices, Conversion Notices or Rollover Notices, the applicability and length of lookback periods, the applicability of Section 5.04 and other technical, administrative or operational matters) that the Lender decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of any

- 48 - such rate exists, in such other manner of administration as the Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “Canadian Unadjusted Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment. “Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto. 2.15 Letters of Credit (1) If the Borrower wishes to request that a Letter of Credit be issued under the Credit Facility, the Borrower will, at the time it delivers a Drawdown Notice pursuant to Section 2.06, execute and deliver to the Lender the Lender’s usual documentation relating to the issuance and administration of letters of credit. In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail. (2) Each Letter of Credit will be in a form and on such terms as determined by the Lender in its sole and unfettered discretion. (3) No Letter of Credit may be issued for a period in excess of 364 days or beyond the Maturity Date. (4) If, at any time, a demand for payment is made under any Letter of Credit, the Borrower will be deemed to have requested (i) a Prime Rate Loan in the case of a Letter of Credit denominated in Canadian Dollars, or (ii) a Base Rate Loan in the case of a Letter of Credit denominated in United States Dollars, in each case, under the Credit Facility in an amount equal to the sum of the amount demanded from the Lender under such Letter of Credit and all charges and expenses incurred by the Lender in connection with payment under such Letter of Credit. (5) The Borrower hereby undertakes to indemnify and hold harmless the Lender from and against all liabilities and costs (including any costs incurred in funding any amount that falls due from the Lender under any Letter of Credit hereunder) to the extent that such liabilities and costs are not satisfied or compensated by the payment of interest on sums due pursuant to this Agreement in connection with any Letter of Credit except where such liabilities or costs result from the gross negligence or wilful misconduct of the Person claiming indemnification. (6) The Lender will at all times be entitled, and is irrevocably authorized by the Borrower, to make any payment under a Letter of Credit for which a request or demand has been made in the required form without any further reference to the Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned, it will not be a defence to any demand made of the Borrower hereunder, nor will the obligations of the Borrower hereunder be impaired by the fact (if it be the case) that the

- 49 - Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed. (7) A certificate of the Lender as to the amounts paid by the Lender under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith. (8) Prior to the issuance of the Letter of Credit or any extension thereof, the Borrower will pay to the Lender a fee at the Letter of Credit Fee Rate calculated on the amount of the Letter of Credit in United States Dollars on the basis of a calendar year for the number of days from the date of issuance or extension of the Letter of Credit until its expiry date. (9) The obligations of the Borrower with respect to Letters of Credit will be unconditional and irrevocable, and must be paid or performed strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances: (a) any lack of validity or enforceability of any Loan Document or the applicable Letter of Credit; (b) any amendment or waiver of or any consent to or actual departure from this Agreement; (c) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions; (d) any document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non compliance with the payment conditions of such Letter of Credit; or (e) any other circumstance whatsoever, whether or not similar to any of the foregoing. At the option of the Lender, either the Uniform Customs and Practice for documentary credits or the International Standby Practices, each published by the International Chamber of Commerce, current on the issue of each Letter of Credit will be binding on the Borrower and the Lender with respect to each such Letter of Credit. The Borrower assumes all risks of the acts or omissions of the beneficiary of each Letter of Credit with respect to such Letter of Credit. In furtherance of, and not in limitation of, the Lender’s rights and powers under such Uniform Customs and Practice or International Standby Practices, as applicable, but subject to all other provisions of this Section 2.15, it is agreed that the Lender will not have any liability for, and that the Borrower assumes all responsibility for: (i) the genuineness of any signature, (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same, (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Person to note the amount of any instrument on the

- 50 - reverse of a Letter of Credit or to surrender a Letter of Credit, (iv) the good faith or acts of any Person other than the Lender and its agents and employees, (v) the existence, form or sufficiency or breach or default under any agreement or instrument of any nature whatsoever, (vi) any delay in giving or failure to give any notice, demand or protest, and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the Lender in its sole discretion, which determination will be conclusive and binding upon the Borrower absent manifest error. It is agreed that the Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents appearing to be in order and signed or issued by the beneficiary thereof. Any action, inaction or omission on the part of the Lender under or in connection with any Letter of Credit or any related instrument or document, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the Lender may reasonably deem to be applicable, will be binding upon the Borrower, and will not affect, impair or prevent the vesting of any of the Lender’s rights or powers hereunder or the Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provisions of this Section 2.15(9), the Borrower will not be responsible, and no Person will be relieved of responsibility under this 2.15, for any gross negligence or wilful misconduct of such Person. ARTICLE 3 - DISBURSEMENT CONDITIONS 3.01 Conditions Precedent to Closing Date The effectiveness of this Agreement is subject to and conditional upon the prior satisfaction of the following conditions precedent: (a) duly executed copies of this Agreement and all of the other Loan Documents will have been delivered to the Lender; (b) duly executed copies of the Security will have been delivered to the Lender, all certificates, if any, representing all Equity Interests or other securities pledged (along with stock powers duly executed in blank) by the Restricted Parties will have been delivered to the Lender and such financing statements or other registrations of the Security, or notice thereof, will have been filed and/or registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Lender to preserve or protect the charges and security interests created thereby, in each case, that are required to be delivered on the Closing Date; (c) the Lender will have completed and have been satisfied with their business, insurance tax, environmental, financial model and legal due diligence with respect to the Group Members (including receiving copies of the Organizational Documents of each of the Excluded Foreign Subsidiaries) and the results of such due diligence will be satisfactory to the Lender; (d) a duly executed Compliance Certificate will have been delivered to the Lender confirming that the Borrower is in compliance with the financial covenants in Section 8.02;

- 51 - (e) the Lender will have received certificates of insurance acceptable to the Lender showing, inter alia, the Lender as first loss payee and additional insured, as applicable, as its interest may appear on all Property and third party liability insurance policies of the Restricted Parties; (f) a currently dated letter of opinion of Borrower’s Counsel and of local counsel to the Restricted Parties in the United States as to such matters and in such form as Lender’s Counsel, acting reasonably, deems appropriate addressed to the Lender and to Lender’s Counsel will have been delivered to the Lender; (g) the Lender will have received a certificate of an officer of each Restricted Party, certifying, inter alia: (i) copies of its Organizational Documents, (ii) the resolutions authorizing the execution and delivery of, and performance by, such Restricted Party of its obligations under the Loan Documents to which such Restricted Party is a party and the transactions contemplated therein; (iii) a certificate as to the incumbency of the officers of such Restricted Party executing the Loan Documents to which it is a party and any other documents or instruments to be provided pursuant to the provisions of the Loan Documents; and (iv) such Restricted Party has received all shareholder, regulatory, governmental and other approvals required in order for such Restricted Party to enter into the Loan Documents to which it is a party and to perform its obligations thereunder; (h) a certificate of status (or equivalent) in respect of each of the Restricted Parties will have been delivered to the Lender; (i) the representations and warranties deemed to be made pursuant to Section 7.01 will be true and correct and an officer of the Borrower will have certified as such to the Lender; (j) no Default or Event of Default will have occurred and be continuing on the Closing Date, or would result from any Restricted Party’s entry into this Agreement or the transactions contemplated hereunder and an officer of the Borrower will have certified as such to the Lender; (k) no Material Adverse Change will have occurred and be existing and an officer of the Borrower will have certified as such to the Lender; (l) the Lender will have received evidence satisfactory to the Lender that all Debt of the Group Members (other than Permitted Debt) has been repaid and performed in full; (m) releases, discharges, estoppels and postponements that are required (if any) in the discretion of the Lender (in registerable form where necessary) with respect to all Encumbrances affecting the Collateral that are not Permitted Encumbrances, if any, will have been delivered to the Lender; (n) the Lender will have received payment of all fees and expenses payable to the Lender that are due and payable on the Closing Date (including (i) the upfront fee payable pursuant to the Fee Letter, and (ii) the reasonable fees and disbursements of Lender’s Counsel);

- 52 - (o) the Lender will have received all documentation and information reasonably requested of the Group Members pursuant to AML Laws or the Lender’s internal “know your client” and anti-money laundering policies and procedures at least 5 Business Days prior to the Closing Date or such lesser time as agreed by the Lender; and (p) the Lender will have received all other documents reasonably requested by it in respect of the Restricted Parties; provided that all documents delivered pursuant to this Section 3.01 must be in full force and effect, and in form and substance satisfactory to the Lender, acting reasonably. 3.02 Conditions Precedent to all Advances The obligation of the Lender to make any advance hereunder by way of a Loan or Rollover any Loan or the issuance of a Letter of Credit is, in each case, subject to and conditional upon the prior satisfaction of the following additional conditions precedent: (a) the Lender will have received a Drawdown Notice or Rollover Notice, as applicable, as required under Section 2.06(2) and Section 2.06(3); (b) the representations and warranties deemed to be repeated pursuant to Section 7.02 will continue to be true and correct as if made on and as of the Drawdown Date except to the extent that such representations and warranties relate specifically to an earlier date; (c) no Default or Event of Default will have occurred and be continuing on the Drawdown Date, or would result from making the requested Drawdown; and (d) no Material Adverse Change will have occurred and be existing as of the Drawdown Date, or would result from making the requested Drawdown, provided that, Section 3.02(a) does not apply to Swingline Loans. 3.03 Waiver The conditions set forth in Section 3.01 and Section 3.02 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lender at any time to assert such conditions in respect of any subsequent Drawdown. ARTICLE 4 - PAYMENTS OF INTEREST AND FEES 4.01 Interest on Prime Rate Loans The Borrower will pay interest on each Prime Rate Loan during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (a) the Prime Rate plus (b) the Prime Rate Margin in effect, in each case, from time to time during such Interest Period. Each determination by the Lender of the Prime Rate and the Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment

- 53 - Date for such Loan for the period from and including the Drawdown Date, Conversion Date or preceding Interest Payment Date, as the case may be, for such Loan to but excluding such Interest Payment Date (or, if such Interest Payment Date follows the repayment of such Loan or the Conversion of such Loan, to but excluding the date of such repayment or Conversion) and will be calculated on the principal amount of the Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the Prime Rate and the Prime Rate Margin will cause an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower. 4.02 Interest on Base Rate Loans The Borrower will pay interest on each Base Rate Loan during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (a) the Base Rate plus (b) the Base Rate Margin in effect, in each case, from time to time during such Interest Period. Each determination by the Lender of the Base Rate and the Base Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date, Conversion Date or preceding Interest Payment Date, as the case may be, for such Loan to but excluding such Interest Payment Date (or, if such Interest Payment Date follows the repayment of such Loan or the Conversion of such Loan, to but excluding the date of such repayment or Conversion) and will be calculated on the principal amount of the Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the Base Rate and the Base Rate Margin will cause an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower. 4.03 Interest on SOFR Loans The Borrower will pay interest on each SOFR Loan during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (a) the Adjusted Term SOFR plus (b) the SOFR Margin in effect, in each case, from time to time in such Interest Period. Each determination by the Lender of the Adjusted Term SOFR with respect to an Interest Period and the SOFR Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date, Conversion Date, Rollover Date or preceding Interest Payment Date, as the case may be, for such Loan to but excluding such Interest Payment Date and will be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of a year of 360 days. Changes in the SOFR Margin will result in an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower. 4.04 Interest on Term CORRA Loans The Borrower will pay interest on each Term CORRA Loan during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (a) the Adjusted Term CORRA plus (b) the CORRA Margin in effect, in each case, from time to time in such Interest Period. Each determination by the Lender of the Adjusted Term CORRA with respect to an Interest Period and the CORRA Margin applicable from time to time during an

- 54 - Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date, Conversion Date, Rollover Date or preceding Interest Payment Date, as the case may be, for such Loan to but excluding such Interest Payment Date and will be calculated on the principal amount of the Term CORRA Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the CORRA Margin will result in an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower. 4.05 Interest on Daily Compounded CORRA Loans The Borrower will pay interest on each Daily Compounded CORRA Loan during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (a) the Adjusted Daily Compounded CORRA plus (b) the CORRA Margin in effect, in each case, from time to time in such Interest Period. Each determination by the Lender of the Adjusted Daily Compounded CORRA with respect to an Interest Period and the CORRA Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date, Conversion Date, Rollover Date or preceding Interest Payment Date, as the case may be, for such Loan to but excluding such Interest Payment Date and will be calculated on the principal amount of the Daily Compounded CORRA Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the CORRA Margin will result in an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower. 4.06 Standby Fees The Borrower will pay to the Lender a standby fee in United States Dollars calculated at the rate per annum specified as the applicable “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the daily unadvanced portion of the Credit Facility during each fiscal quarter. The standby fee will be determined daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and will be payable by the Borrower quarterly in arrears on the first Business Day following the end of each quarter. 4.07 Maximum Rate of Interest Notwithstanding anything contained herein to the contrary, the Borrower will not be obliged to make any payment of interest or other amounts payable to the Lender hereunder in excess of the amount or rate that would be permitted by Applicable Law or would result in the receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)). If the making of any payment by the Borrower would result in a payment being made that is in excess of such amount or rate, the Lender will determine the payment or payments that are to be reduced or refunded, as the case may be, so that such result does not occur.

- 55 - ARTICLE 5 - REPAYMENT 5.01 Mandatory Repayment on the Maturity Date The Borrower will repay in full the outstanding principal amount of all Loans and other Obligations under the Credit Facility on or before the then Maturity Date. 5.02 Mandatory Repayments – Currency Fluctuations If, at any time, the Lender determines that as a result of currency exchange rate fluctuations the aggregate of (a) all Loans and Letters of Credit outstanding under the Credit Facility in United States Dollars, and (b) the Equivalent Amount in United States Dollars of all Loans and Letters of Credit outstanding hereunder in Canadian Dollars is greater than or equal to 103% of the Commitment in effect at such time for a period of 10 Business Days, the Borrower will within three Business Days following delivery of notice to this effect by the Lender, (i) repay Loans under such Credit Facility in an amount equal to such excess or (ii) deposit with the Lender cash or Cash Equivalents in the amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrower may withdraw the amount by which such excess has been reduced. 5.03 Voluntary Repayments (1) Subject to Section 5.04, the Borrower may, upon delivery to the Lender of a Repayment Notice, at any time or from time to time voluntarily prepay the Loans made to it under the Credit Facility in whole or in part without bonus or penalty on any Business Day; provided that (a) the Borrower has provided such Repayment Notice to the Lender not later than 11:00 a.m. (Toronto time) two Business Days prior to any date of such prepayment of Loans; and (b) any prepayment of Loans shall be in a principal amount of (i) for Loans in Canadian Dollars, Cdn. $1,000,000 or a whole multiple of Cdn. $1,000 in excess thereof, and (ii) for Loans in United States Dollars, U.S.$ 1,000,000 or a whole multiple of U.S.$ 1,000 in excess thereof, or, in each case, if less, the entire principal amount thereof then outstanding; provided that, no Repayment Notice shall be required for repayment of any Swingline Loan. (2) Each Repayment Notice shall specify the date (which shall be a Business Day) and amount of such prepayment. If such written notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to this Agreement. 5.04 Repayment Compensation In connection with each voluntary or mandatory repayment hereunder (i) in connection with SOFR Loans and CORRA Loans which are repaid prior to the end of the applicable Interest Period (a) the Borrower shall pay to the Lender all Breakage Costs, or (b) the Borrower shall deposit with the Lender cash in an amount equal to the amount due in respect to such SOFR Loan or CORRA Loan at the end of the applicable Interest Period; and (ii) in connection with Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the Borrower shall deposit cash with the Lender equal to the full face amount at maturity of such Letters of Credit, as applicable, and shall, if requested by the Lender,

- 56 - concurrently deliver to the Lender a cash collateral agreement, supporting resolutions, certificates and opinions in form and substance satisfactory to the Lender. Payments by the Borrower shall be applied first against outstanding Prime Rate Loans and Base Rate Loans and thereafter against outstanding SOFR Loans and CORRA Loans. ARTICLE 6- PLACE AND APPLICATION OF PAYMENTS 6.01 Place of Payment of Principal, Interest and Fees All payments of principal, interest, fees and other amounts to be made by the Borrower to the Lender pursuant to this Agreement will be made in the currency in which a Loan is outstanding for value on the day such amount is due or, if such day is not a Business Day, on the Business Day next following with interest, by deposit or transfer thereof to the account designated from time to time in writing by the Lender at the Lending Office in Toronto, Ontario or at such other place as the Borrower and the Lender may from time to time agree. 6.02 Netting of Payments If, on any date, amounts would be due and payable under this Agreement in the same currency by a Restricted Party to the Lender, and by the Lender to a Restricted Party, then, on such date, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged if the amounts payable are the same. If the aggregate amount that would otherwise have been payable by a Restricted Party to the Lender exceeds the aggregate amount that would otherwise have been payable by the Lender to a Restricted Party or vice versa, such obligations will be replaced by an obligation upon whichever of the Restricted Party or the Lender would have had to pay the larger aggregate amount, to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount. For greater certainty, prior to acceleration of repayment pursuant to Section 10.02, this Section 6.02 will not permit the Lender to exercise a right of set-off, combination or similar right against any amount which a Restricted Party may have on deposit with the Lender in respect of any amount to which netting is to apply pursuant to this Section 6.02, but will apply only to determine the net amount to be payable by the Lender to a Restricted Party, or by a Restricted Party to the Lender. ARTICLE 7- REPRESENTATIONS AND WARRANTIES 7.01 Representations and Warranties To induce the Lender to enter into this Agreement and to make the Loans and issue the Letters of Credit, the Borrower hereby represents and warrants to the Lender, as to itself and each of the Group Members, as follows, and acknowledges and confirms that the Lender is relying upon such representations and warranties: (1) Existence and Qualification. Each of the Group Members (a) that is a corporation or company has been duly incorporated, amalgamated or continued, as the case may be, and is validly subsisting as a corporation or company under the laws of its jurisdiction of incorporation, amalgamation, or continuance, as the case may, (b) that is not a corporation or company has been duly created or established as a partnership, trust or other entity and validly exists under the laws of the jurisdiction in which it has been created or established; and (c) is duly qualified to carry on business in all jurisdictions in which it is legally required to be qualified to carry on its business and has all Material Licenses.

- 57 - (2) Power and Authority. Each of the Group Members has the power, authority and right (a) to enter into and deliver, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, and (b) to own its property and carry on its business as currently conducted and as currently proposed to be conducted by it. (3) Execution, Delivery, Performance and Enforceability of Documents. The execution, delivery and performance of each of the Loan Documents to which a Restricted Party is a party, and every other instrument or agreement delivered by it pursuant to any Loan Document, has been duly authorized by all actions, if any, required on its part and by its shareholders and directors (or where applicable partners, members or managers), and each of the Loan Documents and such other instruments and agreements has been duly executed and delivered and constitutes a valid and legally binding obligation of the particular Restricted Party enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally and to general equitable principles. (4) Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations. Neither the entering into nor the delivery of, and neither the consummation of the transactions contemplated in nor compliance with the terms, conditions and provisions of, the Loan Documents by any Restricted Party conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, (a) any Requirement of Law applicable to it except where such conflict, breach, default, or contravention would not, individually or in the aggregate, constitute, or be reasonably likely to result in, a Material Adverse Change; (b) the Organizational Documents of the Group Members, (c) any Material Contract or Material License to which it is a party, or (d) results or will result in the creation or imposition of any Encumbrance upon any of its Property other than the Security. (5) Consents Respecting Loan Documents. Each of the Restricted Parties has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required as to the date hereof in connection with the execution and delivery by it of each of the Loan Documents to which it is a party and the consummation of the transactions contemplated in the Loan Documents (6) Corporate Structure. The corporate, partnership (including the owners of the Equity Interests) and capital structure of the Group Members, as of the date of the most recently delivered Compliance Certificate, are as set out in Schedule 7.01(6), which contains complete and accurate information respecting: (a) whether each such Person is the Borrower, a Guarantor, a Material Subsidiary or an Excluded Foreign Subsidiary; (b) each such Person’s name (including any French and English forms of name) and the jurisdiction in which each such Person is organized or formed; (c) the authorized capital of each Group Member, the number of issued and outstanding Equity Interests of each Group Member and the beneficial owners of such issued and outstanding Equity Interests of such Group Member (other than in respect of the Borrower);

- 58 - (d) the address (including postal code or zip code) of each Restricted Party's registered office, chief executive office and, if the same is different, the address at which the books and records of each of the Restricted Parties are located, the address at which senior management of each of the Restricted Parties are located and conduct their deliberations and make their decisions with respect to the business of the Restricted Parties and the address from which the invoices and accounts of the Restricted Parties are issued; and (e) the bank accounts of each Group Member having balances over [Redacted: Threshold] (or the Equivalent Amount in any other currency). (7) Relevant Jurisdictions. The Relevant Jurisdictions for each Restricted Party are set forth on Schedule 7.01(7) (as updated from time to time) as of the date of the most recently delivered Compliance Certificate. (8) Taxes. Except as disclosed on Schedule 7.01(8), each of the Group Members has paid or made adequate provision for the payment of all Taxes levied on it or on its Property or income that are due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes except Taxes that are not material in amount, that are not delinquent or if delinquent are being contested, and in respect of which non-payment would not individually or in the aggregate constitute, or be reasonably likely to cause, a Material Adverse Change, and there is no material action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge threatened, by any Governmental Authority regarding any Taxes nor has it agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes. (9) Judgments, etc. None of the Group Members is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) that has not been stayed or of which enforcement has not been suspended and that individually or in the aggregate constitutes, or is reasonably likely to cause, a Material Adverse Change. (10) Absence of Litigation. There are no actions, suits or proceedings pending or, to the best of such Restricted Party’s knowledge and belief, after due inquiry and all reasonable investigation, threatened against or affecting any Group Member that are reasonably likely to cause, either separately or in the aggregate, a Material Adverse Change. None of the Group Members is in default with respect to any Applicable Law in a manner or to an extent that could reasonably be expected to cause a Material Adverse Change. (11) Title to Assets. Each of the Group Members has good title to its Property, free and clear of all Encumbrances except Permitted Encumbrances and no Person has any agreement or right to acquire an interest in such Property other than in the Ordinary Course of Business of the applicable Restricted Party or as otherwise permitted under this Agreement. (12) Use of Real Property. Schedule 7.01(12) lists all of the Real Property (owned or leased) by the Group Members. All Real Property owned or leased by each of the Group Members may be used in all material respects by it pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by it.

- 59 - (13) Labour Relations. None of the Group Members is engaged in any unfair labour practice that could reasonably be expected to cause a Material Adverse Change; and there is no unfair labour practice complaint pending against any of the Group Members, or threatened against any of them, before any Governmental Authority that if adversely determined could reasonably be expected to cause a Material Adverse Change. No Group Member is a party to a collective bargaining agreement. (14) Compliance with Laws and Agreements. No Group Member is in default under any Applicable Law or any other agreement, guarantee, indenture or instrument to which it is a party or by which it is bound where such default could reasonably be expected to cause a Material Adverse Change or affect its ability to perform any of its obligations under any Loan Document to which it is a party. (15) No Default or Event of Default. No Default or Event of Default has occurred and is continuing. (16) Solvency. Both before and after giving effect to (a) the Loans made issued on or prior to the date this representation and warranty is made or repeated, (b) the disbursement of the proceeds of such Loans to or as directed by the Borrower, and (c) the payment and accrual of all transaction costs in connection with the foregoing, the Group Members taken as a whole and the Borrower and each U.S. Guarantor individually are Solvent. (17) Security. The Security is effective to create in favour of the Lender as security for the Obligations described therein, a legal, valid, binding and enforceable security interest in the collateral described therein. (18) Intellectual Property Rights. Each of the Group Members has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business. All patents, trade-marks, copyrights and industrial designs which have been either registered or in respect of which a registration application has been filed by it are listed on Schedule 7.01(18). All Material Intellectual Property is owned or licensed by a Group Member. None of the Group Members is infringing or except as disclosed on Schedule 7.01(18) , is alleged to be infringing the intellectual property rights of any other Person in a manner that could reasonably be expected to cause, or if any allegation is determined adversely could reasonably be expected to cause, a Material Adverse Change. (19) Material Contracts and Material Licenses. (a) Schedule 7.01(19) accurately sets out all Material Contracts and all Material Licenses as of the date of the most recently delivered Compliance Certificate; (b) each of the Material Contracts and the Material Licenses is in full force and effect; (c) no Group Member or, to the Borrower’s knowledge, any other party to any Material Contract is in default with respect thereto; and (d) no event has occurred and is continuing that would constitute a breach of or a default under any Material License. (20) Financial Statements. All of the Borrower’s current financial statements posted on SEDAR are complete in all material respects and such financial statements fairly present in all material respects the results of operations and financial position of the Borrower as of the dates referred to therein and have been prepared in accordance with GAAP (except that such quarterly financial statements do not include notes and the year-end adjustments that are reflected in the corresponding audit annual financial statements). All other material financial information (including, without limitation, budgets, projections, and EBITDA calculations but excluding information of a general economic or industry-specific nature) provided to the Lender

- 60 - by or on behalf of the Borrower have been prepared in good faith and are based on assumptions and expectations that the Borrower believed to be reasonable at the time so prepared. (21) No Material Adverse Change. Since the date of the Borrower’s most recent annual financial statements posted on SEDAR, there has been no condition (financial or otherwise), event or change in the business, liabilities, operations, results of operations, assets or prospects of the Group Members which constitutes or has, or could reasonably be expected to constitute, or cause, a Material Adverse Change. (22) Compliance Certificate. Each Compliance Certificate (and all calculations required to be appended thereto) delivered to the Lender in connection with this Agreement is true and correct in all material respects as of the date thereof. (23) Environmental Matters. (a) The assets of each Group Member and its operations are in full compliance in all respects with all Environmental Laws; the Borrower is not aware of, nor has it received notice of, any past, present or future condition, event, activity, practice or incident that may interfere with or prevent the compliance or continued compliance of it or any other Group Member in all respects with all Environmental Laws; and each Group Member has obtained all licences, permits and approvals that are currently required under all Environmental Laws and is in full compliance with the provisions of such licences, permits and approvals, in each case except to the extent that the non compliance would not or could not reasonably be expected to cause a Material Adverse Change. (b) The Borrower is not aware that any Hazardous Substances exist on, about or within or have been used, generated, stored, transported, disposed of on, or released from any of its Property or the Property of any other Group Member other than in material accordance and compliance with all Environmental Laws, except to the extent that the non compliance would not or could not reasonably be expected to cause a Material Adverse Change. (c) The use which each Group Member has made and intends to make of its Property will not result in the use, generation, storage, transportation, accumulation, disposal, or release of any Hazardous Substances on, in or from any such property except in accordance and compliance with all Environmental Laws, except to the extent that the non compliance would not or could not reasonably be expected to cause a Material Adverse Change. (d) There is no action, suit or proceeding, or, to its knowledge, any investigation or inquiry, before any Governmental Authority pending or, to its knowledge, threatened against any Group Member relating in any way to any Environmental Law that would or could reasonably be expected to cause a Material Adverse Change. (e) No Group Member has (i) incurred any current and outstanding liability for any clean up or remedial action under any Environmental Law with respect to current or past operations, events, activities, practices, incidents or the condition or use of any Property owned currently or in the past, (ii) received any outstanding

- 61 - written request for information (other than information to be provided in the normal course in connection with applications for licences, permits or approvals) by any Person under any Environmental Law with respect to the condition, use or operation of its Property, or (iii) received any outstanding written notice or claim under any Environmental Law with respect to any material violation of or liability under any Environmental Law or relating to the presence of Hazardous Substance on or originating from its Property, that, in any such case, would or could reasonably be expected to cause a Material Adverse Change. (24) Full Disclosure. All information provided or to be provided to the Lender in connection with the Credit Facility is, to each of the Borrower’s knowledge, true and correct at the time of delivery thereof and none of the documentation furnished to the Lender by or on behalf of it, to its knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it (and, to its knowledge, by any other Person who furnished such material on behalf of it). (25) Canadian Pension Plans. No Group Member has a material contingent liability with respect to any post-retirement pension or non-pension benefit to any current or former employee or to the beneficiaries or dependents of such employees. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Group Member being required to make a material additional contribution to any Canadian Pension Plan; (b) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits standards laws of any other province or jurisdiction in Canada (for certainty, not including payments in respect of contributions payable but not yet due); and (c) to the knowledge of the Borrower, no event or transaction has occurred with respect to any Canadian Pension Plan which will result in any Group Member incurring any material liability, fine or penalty. Each Canadian Pension Plan is in compliance (other than immaterial non-compliance) with all applicable Canadian pension benefits and tax laws; (i) all contributions (other than immaterial amounts) (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws (other than immaterial non-compliance) and the terms of each pension plan have been made in accordance with all Applicable Laws (other than immaterial non-compliance) and the terms of each Canadian Pension Plan (other than immaterial non-compliance); (ii) each Canadian Pension Plan is funded in accordance with the terms of the respective Canadian Pension Plans and the requirements of applicable Canadian pension benefits laws (other than immaterial non-compliance) and (iii) no event has occurred with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority under any applicable Canadian pension benefits or tax laws. (26) Insolvency. No Group Member (a) has committed any act of bankruptcy, (b) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally, (c) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets or has had any Encumbrancer take possession of any of its Property.

- 62 - (27) Non-Arm’s Length Transactions. All agreements, arrangements or transactions between any Group Member, on the one hand, and any Affiliate of or other Person not dealing at Arm’s Length with such Group Member (other than a Restricted Party and other than arrangements with any employee, management or director of a Group Member and agreements, arrangements or transactions otherwise permitted hereunder), on the other hand, in existence as of the Closing Date are set forth on Schedule 7.01(27). (28) Margin Stock. No Group Member engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the US Federal Reserve System) (“Margin Stock”), and no part of the proceeds of any Drawdown or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Margin Stock constitutes less than [Redacted: Threshold] of the assets of the Group Members which are subject to any limitation on sale, pledge or other restriction hereunder. (29) Investment Company. No Group Member is an “investment company” nor a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended. (30) U.S. Employee Plans. No Group Member nor any member of a Group Member’s Controlled Group sponsors, maintains, contributes to or is required to contribute or, within the preceding five years, has sponsored, maintained, or contributed to any employee pension plan subject to Title IV of ERISA or section 412 of the U.S. Tax Code. Other than routine claims for benefits, no U.S. Employee Plan is subject to any pending action, investigation, examination, claim or any other proceeding initiated by any Person. Except as required by Applicable Law, none of the U.S. Welfare Plans provide for retiree benefits or for benefits to former employees or to the beneficiaries or dependents of former employees. (31) ERISA. To the extent applicable, with respect to each U.S. Pension Plan and except as could not reasonably be expected to result in material liability to any Group Member, (i) it and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all respects with ERISA and the U.S. Tax Code and has not incurred any liability to the PBGC or under Title IV of ERISA, other than a liability to the PBGC for premiums under Section 4007 of ERISA; (ii) it does not have any unfunded contingent liabilities with respect to any post-retirement benefits under a U.S. Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA or as required under U.S. State law requirements for health continuation coverage; (iii) no Reportable Event has occurred and is continuing with respect to any U.S. Pension Plan, and no Group Member or other member of the Controlled Group has engaged in a non-exempt prohibited transaction described in Section 406 of ERISA or Section 4975 of the U.S. Tax Code with respect to any U.S. Employee Plan; (iv) no notice of intent to terminate a U.S. Pension Plan has been filed nor has any U.S. Pension Plan been terminated; (v) no circumstances exist which would reasonably be expected to result in the PBGC’s institution of proceedings to terminate, or appoint a trustee to administer, a U.S. Pension Plan, nor has the PBGC instituted any such proceedings; (vi) neither it nor any member of its Controlled Group has completely or partially withdrawn from a U.S. Multiemployer Plan; and (vii) it and all current members of its Controlled Group have met their minimum funding requirements under ERISA with respect to all of their U.S. Pension Plans and the present value of all benefits under each U.S. Pension Plan does not exceed the fair market value of such U.S. Pension Plan assets allocable to such benefits, as determined on the most recent valuation date of such U.S. Pension Plan on the basis of

- 63 - actuarial assumptions specified for funding purposes in such U.S. Pension Plan’s actuarial valuation report and in accordance with the provisions of ERISA by more than $250,000. (32) OFAC. No Group Member is in violation of any of the country or list based economic and trade sanctions applicable to it and administered and enforced by OFAC, the Government of Canada, Global Affairs Canada or Public Safety Canada. No Group Member is a Sanctioned Person or a Sanctioned Entity. If any Restricted Party obtains actual knowledge or receives any written notice that any Restricted Party, any Affiliate or any Subsidiary of any Group Member is named on the then current OFAC SDN List (such occurrence, an “OFAC Event”), such Group Member shall promptly (i) give written notice to the Lender of such OFAC Event, and (ii) comply in all material respects with all Applicable Laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), and each Group Member hereby authorizes and consents to the Lender taking any and all steps the Lender deems necessary, in their sole but reasonable discretion, to avoid violation of all applicable laws with respect to any such OFAC Event, including the requirements of the Sanctioned Entities (including the freezing and/or blocking of assets and reporting such action to OFAC). (33) Anti-Corruption Laws. No part of the proceeds of the Loans or the Letters of Credit shall be used, directly or indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government- owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, “Foreign Official”), in order to obtain, retain or direct business by (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (iii) securing any improper advantage or (iv) inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; or (b) to cause the Lender to violate any Anti-Corruption Law. (34) Sanctions Laws. No Group Member and to the knowledge of the Borrower, no Affiliate or broker or other agent of any Group Member acting or benefiting in any capacity in connection with the Advances is any of the following (a “Restricted Person”): (a) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”); (b) a Person that is named as a “specially designated national and blocked person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority; (c) a Person that is owned 50% or more by any Person described in Section 7.01(34)(a) or (b); (d) any other Person with which any Group Member is prohibited from dealing under any Sanctions laws applicable to such Group Member; or (e) a Person that derives more than 10% of its annual revenue from investments in or transactions with any Person described in Section 7.01(34)(a), (b), (c) or (d). Further, none of the proceeds from the Advances shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or any transaction, investment or dealing in which the benefit is received in a country for which such benefit is prohibited by any Sanctions laws applicable to any Group Member. (35) Policies and Procedures. Each of the Group Members maintains compliance policies and internal controls intended to detect and prevent any violations of AML Laws, Sanctions and Anti-Corruption Laws.

- 64 - (36) Excluded U.S. Subsidiary. The Excluded U.S. Subsidiary (a) does not carry on any business; and (b) does not have any material assets or liabilities. 7.02 Survival and Repetition of Representations and Warranties The representations and warranties set out in Section 7.01 survive the execution and delivery of this Agreement and all other Loan Documents and will be deemed to be repeated by the Restricted Parties as of the date of each Compliance Certificate and each Drawdown Date, Conversion Date and Rollover Date, except in each case, (i) to the extent that on or prior to such date (a) the Restricted Parties have advised the Lender in writing of a variation in any such representation or warranty, and (b) if such variation, in the opinion of the Lender, acting reasonably, is material to the Property, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) of the Restricted Parties considered as a whole or could have, or be reasonably likely to result in, a Material Adverse Change, the Lender has approved such variation and (ii) to the extent any such representation and warranty relates solely to a specifically identified date. ARTICLE 8 - COVENANTS 8.01 Positive Covenants So long as this Agreement is in force and effect and except as otherwise permitted by the prior written consent of the Lender, the Borrower will, and will cause each other Restricted Party, and in the case of Subsections (2), (3), (4), (5), (6), (8), (17) and (18) only of this Section 8.01, each other Group Member to: (1) Timely Payment. Make due and timely payment of the Obligations required to be paid by it under this Agreement on the dates, times and places specified hereunder. (2) Conduct of Business, Maintenance of Existence, Compliance with Laws. Engage in business of the same general type as now conducted by it; carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; preserve, renew and keep in full force and effect its existence; and take all reasonable action to maintain all rights, privileges, franchises and licenses necessary in the normal conduct of its business and to comply in all material respects with all Requirements of Law, all Material Contracts and Material Licenses. (3) Further Assurances. Use reasonable efforts to provide the Lender with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the other Loan Documents from time to time. (4) Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of such Group Member. (5) Access to Information. Promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning its financial condition and Property, and during normal business hours and upon reasonable notice, permit representatives of the Lender to inspect any of its Property and, following the occurrence and during the continuance of an Event of Default, to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data

- 65 - banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and, following the occurrence and during the continuance of an Event of Default (in the presence of such of its representatives as it may designate), its auditors. (6) Obligations and Taxes. Pay or discharge, or cause to be paid or discharged, before the same will become delinquent (a) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof, (b) all lawful claims for labour, materials and supplies, (c) all required payments under any of its Debt, and (d) all other obligations owing to Persons (other than the Restricted Parties); provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an appropriate financial reserve in accordance with GAAP has been established. (7) Insurance. Maintain, or cause to be maintained, insurance on all of its Property (showing the Lender as the loss payee as its interests may appear) with financially sound and reputable insurance companies or associations including all-risk property insurance and commercial general liability insurance, in amounts and against risks that are determined by it to be appropriate and that are prudent in the circumstances; furnish to the Lender, on written request, satisfactory evidence of the insurance carried and notify the Lender of any claim it makes under the foregoing insurance policies that is in excess of [Redacted: Threshold]. The Lender shall be indicated in all insurance policies, as applicable, as additional insured first loss payee in respect of property insurance and additional insured in respect of liability insurance, and all property insurance policies shall contain such standard mortgage clauses as the Lender shall reasonably require. (8) Notice of Litigation. Promptly notify the Lender on becoming aware of the occurrence of any litigation, dispute, arbitration, investigation, proceeding or other circumstance the result of which if determined adversely (a) would be a judgment or award against it in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency) or (b) would be a Material Adverse Change to it, and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status of any such proceeding. (9) Other Notices. Promptly, upon having knowledge, give notice to the Lender of: (a) any Default or Event of Default, together with particulars in reasonable detail specifying the nature thereof and the steps being taken to cure such Default or Event of Default; (b) any Material Adverse Change; (c) any notice of expropriation from any Governmental Authority affecting any Group Member in which the value of the Property being expropriated exceeds [Redacted: Threshold] (or the Equivalent Amount in any other currency); (d) any violation of any Applicable Law which could reasonably be expected to have a Material Adverse Change; (e) any Group Member infringing or misappropriating or having been alleged in writing to be infringing or misappropriating, the Intellectual Property or intellectual

- 66 - property rights of any other Person in a manner that could reasonably be expected to have a Material Adverse Change; (f) all notifications, reports, or examinations received by any Group Member from any Governmental Authority pertaining to any Material License; (g) entering into of any Material Contract after the Closing Date, together with true and complete copies of such Material Contract; (h) any termination of, or default that is not cured within any applicable cure period under, a Material Contract or any termination, lapse, rescission or default that is not cured within any applicable cure period under a Material License; (i) any Encumbrance registered against any Property or assets of any Group Member and that is not promptly discharged, other than a Permitted Encumbrance; (j) any change to the material terms, coverage or amounts of any insurance; (k) the receipt of insurance proceeds by any Group Member in excess of [Redacted: Threshold]; (l) any Change of Control; (m) any material amendment, modification or supplement to the Organizational Documents of any Group Member, together with copies of the documents evidencing such amendment, modification or supplement; and (n) the formation or acquisition of any new Subsidiary, or any Subsidiary becoming a Material Subsidiary following the Closing Date. (10) ERISA and Canadian Pension Plans. Except as could not reasonably be expected to result in material liability to any Group Member, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of an Encumbrance other than a Permitted Encumbrance against any of its properties; promptly notify the Lender of (i) the occurrence of any Reportable Event with respect to a U.S. Pension Plan, (ii) receipt of any notice from the PBGC or any applicable Governmental Authority of its intention to seek termination of any U.S. Pension Plan or Canadian Pension Plan or appointment of a trustee therefor, (iii) its intention to terminate or withdraw from any U.S. Pension Plan, U.S. Multiemployer Plan, Canadian Pension Plan or Canadian Multi-Employer Plan which would result in the incurrence by it or any Subsidiary of any material liability, fine or penalty, and (iv) the occurrence of any event with respect to any U.S. Pension Plan, U.S. Multiemployer Plan, Canadian Pension Plan or Canadian Multi-Employer Plan which would result in the incurrence by it or any Subsidiary of any material liability, fine or penalty, and (v) any material increase in its contingent liability with respect to any post-retirement U.S. Welfare Plan benefits under a U.S. Welfare Plan other than liability for continuation coverage described in Part 6 of Subtitle B of Title I of ERISA or as required under U.S. state law requirements for health continuation coverage.

- 67 - (11) Pension Plans and U.S. Pension Plans. Maintain all Canadian Pension Plans and U.S. Employee Plans provided by it and relating to each Group Member in compliance with all Applicable Laws in all material respects. (12) Employee Benefit and Welfare Plans. Maintain all U.S. Welfare Plans provided by it and relating to its business in compliance with all Applicable Law in all material respects. (13) Environmental Compliance. Operate its business in compliance in all material respects with Requirements of Environmental Laws and operate all Property owned, leased or otherwise used by it such that no material obligation, including a clean-up or remedial obligation, will arise under any Requirements of Environmental Law; provided, however, that if any such claim is made or any such obligation arises, the applicable Group Member shall promptly satisfy, address or contest such claim or obligation at its own cost and expense. The Borrower shall promptly notify the Lender upon: (a) learning of the existence of any Hazardous Material generated or used by Group Member or located on, above or below the surface of any land which it owns, leases, operates, occupies, uses or controls (except those being stored, used or otherwise handled in compliance with Requirements of Environmental Law), or contained in the soil, surface, water or groundwater on or beneath such land; and (b) the occurrence of any release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land, which, in either the case of (a) or (b), is likely to result in Environmental Liability to Group Member in excess of [Redacted: Threshold]. (14) Additional Guarantors. Cause each direct or indirect Material Subsidiary of the Borrower, within 30 days of request by the Lender, to become a Guarantor and to deliver to the Lender (i) a guarantee of the due payment and performance of all present and future Obligations under the Loan Documents, (ii) all Security required by the Lender, acting reasonably, and (iii) all certificates, legal opinions and other related deliveries contemplated under Article 9, as if such Material Subsidiary had been a Guarantor on the Closing Date, provided that, the foregoing shall not apply to: (x) any Material Subsidiary (that is not organized under the laws of (A) Canada or any province or territory thereof or (B) the United States or any territory or state thereof) that is prohibited by any Applicable Law (including as a result of any such prohibition due to (i) financial assistance; (ii) capital maintenance rules; and (iii) any approval, consent licence or authorization of any Governmental Authority, in each case, that cannot be complied with or obtained using commercially reasonable efforts) from guaranteeing or granting Security in respect of the Obligations; and (y) any Material Subsidiary (that is not organized under the laws of (A) Canada or any province or territory thereof or (B) the United States or any state or territory thereof) with respect to which the Lender and the Borrower reasonably determine that any guarantee or Security provided thereby cannot be adequately perfected due to jurisdictional issues or would result in a material cost (including any adverse Tax consequences) which is excessive relative to the benefit sought to be achieved from obtaining such guarantee or granting Security in respect of the Obligations. (15) Pledge of Additional Material Subsidiaries. Cause each direct or indirect (i) Material Subsidiary that is formed or acquired after the Closing Date, or (ii) any Subsidiary becomes a Material Subsidiary after the Closing Date, in each case, within 30 days of the date of its formation, acquisition or becoming a Material Subsidiary, to have all of the Equity Interests of such Material Subsidiary to be pledged in favour of the Lender and to deliver all certificates, if any, representing such pledged Equity Interests, together with duly executed powers of attorney in respect of such certificates, together with legal opinions and other related deliveries, if required by the Lender, acting reasonably.

- 68 - (16) Security. With respect to the Security: (a) provide the Lender with the Security required from time to time pursuant to Article 9 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions in form and substance satisfactory to the Lender, acting reasonably, and (b) do all such further acts and execute and deliver all such documents and instruments as may from time to time be requested by the Lender, acting reasonably, to ensure that the Security constitutes at all times valid, enforceable, and perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Restricted Parties meeting the requirements of Article 9. (17) Maintenance of Property. Keep all Property useful and necessary for its business in good working order and condition, normal wear and tear excepted, except to the extent that the failure to do so would not individually or in the aggregate be reasonably likely to cause a Material Adverse Change. (18) Post-Closing Covenants. Except as otherwise agreed by the Lender in its reasonable discretion, cause each Group Member to deliver each of the documents, instruments and agreements, and take each of the actions, set forth on Schedule 8.01(18) within the time periods set forth therein (or such longer time periods as may be determined by the Lender in is reasonably discretion). 8.02 Financial Covenants So long as this Agreement is in force and effect and except as otherwise permitted by the prior written consent of the Lender, the Borrower covenants and agrees with the Lender that it will maintain at all times, the financial covenants listed below, tested quarterly and determined on an consolidated trailing 12-month basis (unless otherwise specified), in accordance with GAAP: (1) Net Debt to EBITDA Ratio. The Net Debt to EBITDA Ratio is at all times for the preceding Four Quarter Period not greater than (a) 3.00:1.00; and (b) following completion of a Material Acquisition, 3.50:1.00 for the four immediately subsequent Fiscal Quarters and at all times thereafter 3.00:1.00. (2) Minimum Interest Coverage. The Interest Coverage Ratio is at all times for the preceding Four Quarter Period not less than 3.00:1.00. 8.03 Reporting Requirements So long as this Agreement is in force and effect and except as otherwise permitted by the prior written consent of the Lender, the Borrower will deliver to the Lender (each in form and scope reasonably acceptable to the Lender): (1) Annual Reports. As soon as available and in any event within 120 days after the end of each of its Fiscal Years, (a) the Borrower’s annual audited consolidated financial statements, including, without limitation, balance sheet, statement of income and retained earnings, statement of cash flows, statement of changes in financial position and source and

- 69 - application of funds for such Fiscal Year, which will be reviewed by an internationally recognized accounting firm without a going concern qualification or exception as to the scope of such audit, and will be prepared in accordance with GAAP; and (b) a management discussion and analysis from the Borrower with respect to such consolidated financial statements. (2) Quarterly Reports. As soon as available and in any event within 45 days after the end of each of its Fiscal Quarters (including for the fourth Fiscal Quarter of each Fiscal Year), the Borrower’s unaudited consolidated financial statements, including, without limitation, balance sheet, statement of income and retained earnings, statement of cash flows, statement of changes in financial position and source and application of funds, which will be prepared in accordance with GAAP and to the same period in the its prior Fiscal Year and with management discussion and analysis with respect to such consolidated financial statements. (3) Compliance Certificate. Concurrently with the delivery of the financial statements referred to in Sections 8.03(1) and 8.03(2), a Compliance Certificate. (4) Annual Business Plan. As soon as available, and in any event no later than 90 days after the end of each Fiscal Year of the Borrower, a copy of the Annual Business Plan for the following Fiscal Year, such Annual Business Plan to be in reasonable detail prepared by the Borrower and in form approved by the directors of the Borrower and, following the consummation of any Acquisition which has a material effect on such Annual Business Plan, the Borrower shall provide an update of the Annual Business Plan, giving effect to such Acquisition within a reasonable period following such Acquisition. (5) Management Letters. Upon receipt thereof, copies of all “management letters” submitted by the auditor of the Borrower in connection with their respective annual audited financial statements. (6) Other Information. Such other information as the Lender may reasonably request from time to time respecting any Group Member. (7) Deemed Satisfaction. For clarity, the Borrower shall be deemed to have satisfied their obligations under Sections 8.03(1) and 8.03(2) with respect to the delivery of its financial statements if and to the extent the same shall have been timely made available (and are accessible to the Lender) on SEDAR. 8.04 Negative Covenants So long as this Agreement is in force and effect and except as otherwise permitted by the prior written consent of the Lender, the Borrower will not, and will ensure that each Restricted Party, and in the case of Subsections (1), (2), (3), (4), (5), (7), (8), (9), (10), (15), (17), (18), (21) and (23) only of this Section 8.04, each other Group Member, will not: (1) No Debt. Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt. (2) No Encumbrances. Create, incur, assume or permit to exist any Encumbrance upon any of its Property, except for Permitted Encumbrances.

- 70 - (3) No Dispositions. Except for Permitted Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired, or enter into any Sale and Lease-Back Transaction. (4) No Distributions. Make or declare any Distribution except Permitted Distributions. (5) No Consolidation, Amalgamation, etc. Consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, other than: (a) any Excluded Foreign Subsidiary may be merged, amalgamated or consolidated with or into, or dissolved following a transfer of all its assets to (i) a Restricted Party (provided that, such Restricted Party shall be the continuing or surviving entity); and (ii) another Excluded Foreign Subsidiary; provided that, in either case, no Default or Event of Default has occurred and is continuing or would result from such transaction; (b) with one or more Restricted Parties, unless (i) such event may result in the assets of the Restricted Party becoming subject to an Encumbrance (other than a Permitted Encumbrance) ranking prior to or pari passu with the Security, (ii) such event may result in the occurrence of a Default or Event of Default, or (iii) a Default or an Event of Default shall have occurred and be continuing and provided that with respect to any amalgamation or merger involving the Borrower, the resulting or surviving Person shall continue as the Borrower; and (c) otherwise as permitted with the prior written consent of the Lender. (6) No Change of Name or Jurisdiction. Change its legal name, adopt a French form of name or change its jurisdiction of incorporation or formation, its chief executive office, principal place of business or location at which it keeps records in respect of accounts receivable, in each case, without providing the Lender with 15 days’ prior written notice thereof. (7) No Acquisitions. Make, directly or indirectly, any Acquisitions, except for Permitted Acquisitions. (8) No Investments. Make, directly or indirectly, any Investment, except for Permitted Investments. (9) No Change in Business. Conduct business other than the Core Business. (10) No Financial Assistance. Give any Financial Assistance to any Person, other than (a) the delivery of the Security; (b) Financial Assistance in the form of Permitted Investments; and (c) Financial Assistance in the form of Permitted Debt. (11) No Change to Year End. Make any change to its Fiscal Year end from December 31. (12) No Change of Auditor. Change its auditors to any firm that is not a nationally recognized account firm.

- 71 - (13) No Continuance. Continue into any other jurisdiction; provided that a Restricted Party may continue into another jurisdiction in Canada or the United States if the applicable Restricted Party has first (a) given at least 15 days’ prior written notice thereof to the Lender; and (b) executed and delivered to the Lender all Security and all financing or registration statements in form and substance satisfactory to the Lender that the Lender or the Lender’s Counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over the Property of such Restricted Party, together with such supporting certificates, resolutions, opinions and other documents as the Lender, acting reasonably, may deem necessary or desirable in connection with such security and registrations. (14) Use of Credit Facility. Use the proceeds of the Credit Facility for any purpose other than the purposes specified in Section 2.03. (15) Hedge Arrangements. Enter into or permit to be outstanding at any time any Hedge Arrangement unless: (a) such Hedge Arrangement is a Lender Hedge Arrangement; (b) such Hedge Arrangement is a rate swap, interest rate option, forward rate transaction, forward foreign exchange transaction or cross currency rate swap transaction; (c) such Hedge Arrangement is designed to protect the applicable Group Member against fluctuations in interest rates, currency exchange, price of Equity Interests or price of commodities; and (d) such Hedge Arrangement has been entered into by applicable Group Member bona fide and in good faith in the Ordinary Course of Business for the purpose of carrying on the same and not for speculative purposes. (16) Location of Assets in Other Jurisdictions. Move any Property from a jurisdiction in which the Encumbrance of the Security over such Property is perfected to a jurisdiction where such Encumbrance is not perfected or where, after a temporary period allowing for registration in such other jurisdiction, such Encumbrance could become unperfected, or suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction in which the Encumbrance of the Security over such Property is not perfected, unless the applicable Restricted Party has first (a) given at least 15 days’ prior written notice thereof to the Lender, and (b) executed and delivered to the Lender all Security and all financing or registration statements in form and substance satisfactory to the Lender that the Lender or the Lender’s Counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property in such jurisdiction together with such supporting certificates, resolutions, opinions and other documents as the Lender, acting reasonably, may deem necessary or desirable in connection with such security and registrations. (17) Amendments to Organizational Documents and Material Contracts. Amend, modify, change, waive or permit or consent to any amendment, restatement, supplement or other modification of any Organizational Documents or any Material Contract in a manner that would be prejudicial to the interests of the Lender under the Loan Documents.

- 72 - (18) Bank Accounts of Excluded Foreign Subsidiaries. Permit the amount or value on deposit in all bank accounts of the Excluded Foreign Subsidiaries to exceed [Redacted: Threshold] (or the Equivalent Amount in any other currency) in the aggregate at any time, unless the Borrower causes the Group Members to transfer any amount in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency) in any such bank accounts of the Excluded Foreign Subsidiaries, within three Business Days upon the earlier of the Borrower becoming aware of such excess and the Lender providing notice to the Borrower of such excess, to either (i) another operating or deposit account of a Restricted Party maintained in Canada with a Cash Management Provider; or (ii) another operating or deposit account of a Restricted Party that is subject to a Blocked Account Agreement. (19) US Bank Accounts. Open or maintain any bank accounts of a Restricted Party in the United States with a balance of over [Redacted: Threshold], unless the Lender has received a Blocked Account Agreement, in form and substance satisfactory to the Lender. (20) Issuance of Equity Interests. Other than the issuance of common shares of the Borrower to the public, no Group Member shall issue any securities or Equity Interests to any Person, unless such Person to whom such securities or Equity Interests are issued is either a Restricted Party or another Group Member and then only if the additional securities or Equity Interests so issued are concurrently and validly pledged to the Agent under the Security and all opinions, certificates and resolutions (corporate, shareholder or otherwise) required by the Agent are delivered to the Agent. For greater certainty, neither the forgoing nor any other provision of this Agreement restrict the Borrower from issuing options or restricted stock units to any employee of any Group Member. (21) Non-Arm’s Length Transactions. Except as set out in Schedule 7.01(27), effect any transactions with any Person (other than a Group Member) not dealing at Arm’s Length with the transacting Group Member, except any transaction on terms no less favourable to such Group Member as would be obtainable in a comparable transaction with a Person which is at Arm’s Length with such Group Member, as applicable; provided that the foregoing shall not apply to: (a) transactions between Group Members; (b) payment of management fees, directors’ fees or loans to management, in each case, only if permitted to be made under this Agreement; or (c) other transactions or arrangements expressly permitted by this Agreement, including the transactions and agreements referred to in Section 7.01(27). (22) Pension Plans. Establish, administer, maintain, contribute to, or otherwise acquire any obligation or liability in respect of, any Canadian Defined Benefit Pension Plan without the prior written consent of the Lender (such consent not to be unreasonably withheld or delayed). (23) Anti-Money Laundering Laws; Sanctions and Anti-Corruption Laws. (a) Directly or indirectly, (i) conduct any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any Person engaging in the activities, or violating the Applicable Laws described in any of Section 7.01(32), Section 7.01(33), or Section 7.01(34), (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to any AML Law, Sanction or Anti-Corruption Law, or (iii) engage in

- 73 - or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any AML Law, Sanction or Anti-Corruption Law (and the Group Members shall deliver to the Lender any certification or other evidence requested from time to time by the Lender in its reasonable discretion, confirming the Group’s compliance with this Section 8.04(23)); (b) use the proceeds of the Loans or otherwise make available such proceeds to any Person or entity, for the purpose of financing the activities of any Person or entity currently subject to Sanctions; or (c) cause or permit any of the funds of such Group Member that are used to repay the Loans to be derived from any unlawful activity with the result that the making of the Loans or issuance of Letters of Credit would be in violation of Applicable Law. (24) Excluded U.S. Subsidiary. Permit the Excluded U.S. Subsidiary to (a) carry on business or activity; or (b) have any assets or liabilities. ARTICLE 9- SECURITY 9.01 Security As general and continuing security for the payment and performance of the Obligations, each Restricted Party, as applicable, will execute and deliver to the Lender the following documents in form and substance satisfactory to the Lender, acting reasonably (collectively, the “Security”): (a) an unlimited guarantee in favour of the Lender from each Guarantor guaranteeing the due payment and performance of all present and future Obligations; (b) an unlimited guarantee in favour of the Lender from the Borrower guaranteeing the due payment and performance of all present and future Obligations of the other Group Members; (c) a general security agreement in favour of the Lender from each Restricted Party constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) over all of its present and future Property; (d) a consent and acknowledgement agreement, in respect of the Revenue Sharing Agreement (and any license agreement for Intellectual Property relating thereto), executed by each of the Lender and the Group Members party to the Revenue Sharing Agreement; (e) certificates of insurance acceptable to the Lender showing the Lender as first loss payee and additional insured, as applicable, as its interest may appear on all Property and third party liability insurance policies of each Restricted Party; (f) all certificates, if any, representing all Equity Interests subject to the general security agreements referred to in Section 9.01(c), together with duly executed powers of attorney in respect of such certificates; and (g) all Blocked Account Agreements in respect of any bank account of any Restricted Party that is either (i) in Canada and is not maintained with a Cash Management Provider and has a balance greater than [Redacted: Threshold]

- 74 - (or the Equivalent Amount in any other currency), or (ii) located in the United States and has a balance greater than [Redacted: Threshold] (or the Equivalent Amount in any other currency). 9.02 Additional Guarantors Any Person that may from time to time become a Guarantor in accordance with this Agreement shall execute and deliver each of the applicable Security, as determined by the Lender, described in Section 9.01 as though such Person had become a Guarantor on the Closing Date. 9.03 After Acquired Property and Further Assurances The Restricted Parties agree to execute and deliver from time to time all such further deeds, documents or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with all Property acquired by any Restricted Parties after the date hereof, or as may be required to properly perfect the security interest of the Lender in any Property, including a control agreement. 9.04 Discharge of Security After all Obligations have been paid in full, other than contingent claims for which no unsatisfied demand for payment has been made, and all of the Commitments have been terminated, the Lender shall, at the request and expense of the Borrower, promptly execute and deliver such releases and discharges of the Security and authorizations to discharge registrations in respect thereof as the Borrower shall prepare and reasonably request. ARTICLE 10- EVENTS OF DEFAULT 10.01 Events of Default The occurrence of any one or more of the following events (each such event being referred to as an “Event of Default”) will constitute a default under this Agreement: (a) if the Borrower fails to pay any amount of principal of any Loan when due; (b) if the Borrower fails to pay any interest, fees or other Obligations (other than any principal amount) when due, and such failure has not been cured within three Business Days; (c) if any Restricted Party breaches any of the covenants in Section 8.02, Section 8.03 or to the extent not capable of being cured, Section 8.04; (d) if any Restricted Party neglects to observe or perform any covenant or obligation herein contained or any other Loan Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 10.01) and such Restricted Party fails to remedy such default within 30 days from the earlier of (i) the date such Restricted Party becomes aware of such default, and (ii) the date the Lender delivers written notice of the default to such Restricted Party;

- 75 - (e) if any representation or warranty made by any Restricted Party in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder to the Lender proves to have been incorrect or misleading in any material respect on and as of the date that it was made or was deemed to have been made and such Restricted Party fails to remedy such default within 15 days of the occurrence of such event; (f) if any Group Member denies, to any material extent, its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; (g) if any of the Security shall cease to be a valid and perfected first priority security interest over the Collateral (subject only to Permitted Encumbrances) and the Borrower shall have failed to remedy such default within ten days of receipt of notice thereof from the Lender; (h) if this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason (other than pursuant to its terms and conditions) terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Restricted Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Restricted Party, or any Restricted Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Restricted Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Restricted Party to perform any of its material obligations hereunder or thereunder; (i) if any Group Member is in default under any Material Contract and the counterparty to such Material Contract has given written notice to the applicable Group Member of its intention to terminate the Material Contract as a result of such default, or any Group Member agrees to the surrender or termination of any Material Contract prior to the expiry date expressly set out therein (unless such default is cured within the time frame provided in such Material Contract or in the case of termination, it is replaced by another Material Contract containing substantially similar terms, within 30 days of such termination); (j) if a Material Contract is terminated prior to its stated maturity date and such Material Contract is not reinstated on comparable terms or replaced within 30 days of its termination; (k) if a Material License is terminated, cancelled, revoked, expired or rescinded and such Material License is not replaced, renewed or reinstated on comparable terms within 15 days of it being terminated, cancelled, revoked, expired or rescinded (or such longer period of time permitted by Applicable Law where the applicable Group Members are (i) diligently taking steps to rectify such termination, cancellation, revocation, expiration or rescission and (ii) keeping the Lender informed of such matter on a regular basis);

- 76 - (l) if any Group Member: (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt (other than the Obligations) which in the aggregate principal amount then outstanding is in excess of [Redacted: Threshold] and such payment is not made within any applicable cure or grace period; (ii) defaults in the observance or performance of any other agreement or condition in relation to any Debt (other than the Obligations) to any Person which in the aggregate principal amount then outstanding is in excess of [Redacted: Threshold] or contained in any instrument or agreement evidencing, securing or relating thereto and if the effect of such default, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt then to declare such Debt to become due prior to its stated maturity date; (m) if any Restricted Party (i) ceases or threatens to cease to carry on business generally, (ii) threatens to commence proceedings or otherwise seek remedies under any Insolvency Legislation, or (iii) admits its inability or fails to pay its Debts generally; (n) if a decree or order of a court of competent jurisdiction is entered adjudging a Restricted Party a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Restricted Party under any Insolvency Legislation or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of a Restricted Party or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 45 days; (o) if any Restricted Party becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under any Insolvency Legislation or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; (p) if proceedings are commenced for (i) the dissolution, liquidation or winding-up of any Restricted Party, (ii) the reorganization, rearrangement, adjustment or composition of any Restricted Party or its Debt under any Insolvency Legislation, (iii) seeking appointment of a receiver, trustee, custodian or other similar official for such Restricted Party or any of its Property, or (iv) the suspension of the operations of any Restricted Party, unless, in each case, (x) such proceedings are being actively and diligently contested in good faith and on reasonably grounds, (y) such proceedings do not materially adversely affect the ability of such Restricted Party to carry on its business and to perform and satisfy all of its obligations, and (z) such proceedings are dismissed within 45 days after the commencement thereof;

- 77 - (q) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Restricted Party; (r) if an execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against any Group Member in an amount in excess of [Redacted: Threshold] (individually or in the aggregate for all Group Members) and such execution, writ of seizure and sale, sequestration or decree shall not have been and remain vacated, satisfied, discharged or pending appeal within the applicable appeal period stayed within 30 days and in any event at least five days prior to the date on which such execution, writ of seizure and sale, sequestration or decree can be acted on; (s) if a final judgment or decree for the payment of money due has been obtained or entered against the Group Members or any of them in an amount in excess of [Redacted: Threshold], and such judgment or decree has not been and remained vacated, discharged or stayed pending appeal within the applicable appeal period; (t) if a Material Adverse Change occurs; (u) if the common shares of the Borrower cease to be listed on the Toronto Stock Exchange; (v) if any report of any Restricted Party’s auditors contains a “going-concern” or other similar qualification; or (w) if a Change of Control occurs. 10.02 Acceleration and Enforcement (1) If any Event of Default occurs and for so long as it has not been waived or cured to the satisfaction of the Lender: (a) the Lender will have no further obligation to make Loans or issue Letters of Credit hereunder, and the outstanding principal amount or face amount, as the case may be, of all Loans, Letters of Credit and all other Obligations will, at the option of the Lender, become immediately due and payable with interest thereon, at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Restricted Party; provided, if any Event of Default described in Section 10.01(m), Section 10.01(n), Section 10.01(o) or Section 10.01(p) with respect to any Restricted Party occurs, the Commitments (if not theretofore terminated) will automatically terminate and the outstanding principal amount or the face amount, as the case may be, of all Loans, Letters of Credit and all other Obligations will automatically be and become immediately due and payable; and (b) the Lender may, in its sole discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against any Restricted Party authorized or permitted by law for the recovery of all the Obligations to the

- 78 - Lender and, whether or not the Lender has exercised any of their respective rights under the foregoing Section 10.02(1)(a), proceed to exercise any and all rights hereunder, the Security and the other Loan Documents. (2) The Lender is not under any obligations to the Restricted Parties or any other Person to realize upon any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lender is neither responsible nor liable to the Restricted Parties or any other Person for any loss or damage arising from the exercise of rights under this Section 10.02 or the failure to do so or for any act or omission on their respective parts or on the part of any director, officer, employee, agent or adviser of any of them in connection with any of the foregoing, absent gross negligence and wilful misconduct of the Lender. 10.03 Payment of Letters of Credit (1) If any Letter of Credit is outstanding upon the occurrence of an Event of Default or on the Maturity Date, the Borrower will forthwith pay to the Lender an amount (the “deposit amount”) equal to the undrawn face amount of each outstanding Letter of Credit, which deposit amount will be held by the Lender in a non interest bearing cash collateral account for application against the indebtedness owing by the Borrower to the Lender in respect of any draw on any outstanding Letter of Credit. In the event that the Lender is not called upon to make full payment on any outstanding Letter of Credit prior to its expiry date, the deposit amount, or any part thereof that has not been paid out, that is attributable to such Letter of Credit, will, so long as no Event of Default then exists, be returned to the Borrower. The Borrower will execute and deliver all such security as the Lender may deem necessary or advisable in connection with the deposit amount, including an assignment of the credit balance in respect of such cash collateral account. (2) If the Borrower does not pay to the Lender the face amount of any unexpired Letter of Credit required to be paid pursuant to Section 10.03(1) the Lender may at its option at any time without notice to the Borrower make (a) a Prime Rate Loan in the case of a Letter of Credit denominated in Canadian Dollars, or (b) a Base Rate Loan in the case of a Letter of Credit denominated in United States Dollars, in each case, to the Borrower equal to the face amount of all unexpired Letters of Credit, such Loan not to bear interest until the maturity date of the particular Letter of Credit. The proceeds of such Loan will be held by the Lender in accordance with Section 10.03(1). 10.04 Remedies Cumulative For greater certainty, it is expressly understood that the respective rights and remedies of the Lender hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled in connection with such default or breach.

- 79 - 10.05 Perform Obligations If an Event of Default has occurred and is continuing and if any Restricted Party has failed to perform any of its covenants or agreements in the Loan Documents, the Lender may, but will be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing will be an Obligation and will be secured by the Security. 10.06 Third Parties It is not necessary for any Person dealing with the Lender to inquire whether the Security has become enforceable, or whether the powers that the Lender is purporting to exercise may be exercised, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale is to be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof. 10.07 Application of Payments All payments made by the Borrower hereunder or received from proceeds of the enforcement of the Lender’s rights pursuant to this Article 10 or realization of the Security will be applied to amounts due under the Obligations on a pari passu basis, all as determined by the Lender. Notwithstanding anything to the contrary set forth above, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from the Borrower and the other Guarantors to preserve the allocation to Obligations otherwise contemplated in this Section 10.07. 10.08 Right of Set-Off If an Event of Default has occurred and is continuing, the Lender and its Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Lender or any such Affiliate to or for the credit or the account of any Restricted Party against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to the Lender, irrespective of whether or not the Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Restricted Party may be contingent or unmatured or are owed to a branch or office of the Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lender or its Affiliates may have. The Lender agrees to promptly notify the Borrower after any such setoff and application, but the failure to give such notice will not affect the validity of such setoff and application.

- 80 - ARTICLE 11– CHANGE IN CIRCUMSTANCES AND INDEMNITIES 11.01 Increased Costs (1) If any Change in Law will: (a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Lender; (b) subject the Lender to any Tax of any kind whatsoever with respect to this Agreement, or any Loan or Letter of Credit, or change the basis of taxation of payments to the Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 11.02 and the imposition, or any change in the rate, of any Excluded Tax payable by the Lender; or (c) impose on the Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by the Lender or any Letter of Credit issued by the Lender; and the result of any of the foregoing will be to increase the cost to the Lender of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to the Lender of issuing or maintaining any Letter of Credit (or of maintaining its obligation to issue any Letter of Credit) or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount), then upon request of the Lender the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered. (2) If the Lender determines that any Change in Law affecting the Lender or any lending office of the Lender or the Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on the Lender’s capital or on the capital of the Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of the Lender or the Loans made by, or the Letters of Credit issued by the Lender, to a level below that which the Lender or its holding company could have achieved but for such Change in Law (taking into consideration the Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender or its holding company for any such reduction suffered. (3) A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company, as the case may be, as specified in Section 11.01(1) or Section 11.01(2), including reasonable detail of the basis of calculation of the amount or amounts, that is delivered to the Borrower will be conclusive absent manifest error. The Borrower will pay the Lender the amount shown as due on any such certificate within 10 days after receipt thereof. (4) Failure or delay on the part of the Lender to demand compensation pursuant to this Section 11.01 will not constitute a waiver of the Lender’s right to demand such compensation, except that the Borrower will not be required to compensate the Lender pursuant to this Section 11.01 for any increased costs incurred or reductions suffered (i) more than 180

- 81 - days prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the 180 day period referred to above will be extended to include the period of retroactive effect thereof, and (ii) for which the Lender is not seeking similar compensation from other borrowers. (5) For the purposes of this Section 11.01 (i) all requests, rules, guidelines and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or any regulatory authorities pursuant to Basel III or (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, will be deemed to be a Change in Law, regardless of the date enacted, adopted or issued. 11.02 Taxes (1) If any Restricted Party or the Lender is required by Applicable Law to deduct, withhold or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of a Restricted Party hereunder or under any other Loan Document, then (i) the sum payable will be increased by that Restricted Party when payable as necessary so that after making or allowing for all required deductions, withholdings and payments (including deductions, withholdings and payments applicable to additional amounts payable under this Section 11.02) the Lender receives an amount equal to the sum it would have received had no such deductions, withholdings or payments been required, (ii) the Restricted Party will make any such deductions and withholdings required to be made by it under Applicable Law, and (iii) the Restricted Party will pay when due the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law. (2) Without limiting the provisions of Section 11.02(1), the Borrower will timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law. (3) The Borrower will indemnify the Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 11.02) paid or payable by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender will be conclusive absent manifest error. (4) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Restricted Party to a Governmental Authority, the Restricted Party will deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender. (5) If the Lender determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Borrower or with respect to which a Restricted Party has paid additional amounts pursuant to this Section 11.02 or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise

- 82 - payable by it, it will pay to the Borrower or other Restricted Party, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Restricted Party under this Section 11.02 with respect to the Taxes giving rise to such refund or reduction), net of all reasonable and documented out of pocket expenses of the Lender and without interest (other than any net after Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or other Restricted Party, as applicable, upon the request of the Lender, agrees to repay the amount paid over to the Borrower or other Restricted Party pursuant to this Section 11.02(5) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender if the Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph will not be construed to require the Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction. (6) If the Lender is entitled to an exemption from or reduction in the rate of withholding Tax under the laws of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document, the Lender shall, at the request of the Borrower, deliver to the Borrower, at the time or times prescribed by Applicable Law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrower, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower as will enable the Borrower to determine whether or not such Lender is subject to withholding or information reporting requirements. (7) If the Lender requests compensation under this Section 11.02, or requires a Restricted Party to pay any additional amount to the Lender pursuant to this Section 11.02, then the Lender shall use commercially reasonable efforts to designate a different lending office for funding or booking its Advances or to assign its rights and obligations under this Agreement to another of its offices, branches or Affiliates, if, in the judgment of the Lender, doing so (a) would eliminate or reduce amounts payable pursuant to Section 11.02 in the future and (b) would not subject the Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to the Lender. The Restricted Party must pay all reasonable costs and expenses incurred by the Lender in connection with any such designation or assignment. 11.03 Illegality If the Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender to make or maintain any Loan (or to maintain its obligation to make any Loan), or to issue or maintain any Letter of Credit (or to maintain its obligation to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by the Lender to the Borrower, any obligation of the Lender with respect to the activity that is unlawful will be suspended until the Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower will, upon demand from the Lender, prepay or, if Conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower will also pay accrued interest on the amount so prepaid or converted. The Lender agrees to designate a different

- 83 - Lending Office if such designation would avoid the need for such notice and will not, in the good faith judgment of the Lender, otherwise be materially disadvantageous to the Lender. 11.04 Account Debit Authorization Each Restricted Party authorizes and directs the Lender in its discretion, to automatically debit, by mechanical, electronic or manual means, any bank accounts of such Restricted Party maintained with the Lender for all amounts payable under the Loan Documents, including any amounts in respect of principal, interest and fees due and payable under this Agreement and recoverable expenses due and payable hereunder or under any other Loan Document. 11.05 Indemnity by the Restricted Parties (1) The Borrower will indemnify the Lender (and any sub-agent thereof) and each Related Party of the Lender (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of the following, other than losses, claims, damages and liabilities and related expenses arising as a result of the gross negligence or wilful misconduct of the Lender: (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Substance on or from any property owned or operated by any Restricted Party, or any liability under any Environmental Law related in any way to any Restricted Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity will not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or a Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor will an indemnity be available in respect of matters specifically addressed in Sections 11.01, 11.02 or 12.01. (2) To the fullest extent permitted by Applicable Law, the Restricted Parties will not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee will be liable for any damages arising from the use by

- 84 - unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. (3) All amounts due under Section 11.05(1) will be payable promptly after demand therefor. A certificate of the Lender setting forth the amount or amounts owing to the Lender, sub-agent or Related Party, as the case may be, as specified in Section 11.05(1), including reasonable detail of the basis of calculation of the amount or amounts, that is delivered to the Borrower will be conclusive absent manifest error. ARTICLE 12- GENERAL 12.01 Costs and Expenses The Borrower will pay (i) all reasonable and documented out-of-pocket expenses incurred by the Lender, including the reasonable and documented fees, charges and disbursements of Lender’s Counsel, in connection with due diligence (including third party expenses) and the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby will be consummated), (ii) all reasonable and documented out of pocket expenses incurred by the Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable and documented out of pocket expenses incurred by the Lender, including the reasonable and documented fees, charges and disbursements of Lender’s Counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 12.01, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. 12.02 Notice (1) Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient at the address set forth on the signature pages to this Agreement, or to such other street address, individual or electronic communication number or address as may be designated by notice given by a party to the other parties. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof or, if given by registered mail, on the third Business Day following the deposit thereof in the mail or, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication. (2) Any party hereto may change its address for notices and other communications hereunder by notice to the other parties hereto.

- 85 - 12.03 Governing Law and Submission to Jurisdiction (1) This Agreement and each other Loan Document (unless otherwise specified in such Loan Document) will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. (2) Each Restricted Party irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the Province of Ontario and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each Restricted Party agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document will affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Restricted Party or its properties in the courts of any jurisdiction. (3) Each Restricted Party irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 12.03(2). Each Restricted Party hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. 12.04 Judgment Currency (1) If for the purpose of obtaining or enforcing judgment against a Restricted Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 12.04 referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement or any other Loan Document, the conversion will be made at the Spot Rate prevailing on the Business Day immediately preceding: (a) the date of actual payment of the amount due, in the case of any proceeding in any jurisdiction that will give effect to such conversion being made on such date, or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 12.04(1)(b) being hereinafter in this Section 12.04 referred to as the “Judgment Conversion Date”). (2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 12.04(1)(b), there is a change in the Spot Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Spot Rate prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency

- 86 - stipulated in the judgment or judicial order at the Spot Rate of exchange prevailing on the Judgment Conversion Date. (3) Any amount due from a Restricted Party under the provisions of Section 12.04(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Loan Document. 12.05 Confidentiality (1) The Lender agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) its Affiliates and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives for the purpose of assisting the Lender in supporting the Borrower with its strategic plans (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Law or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 12.05(1), to (i) any Assignee of or Participant in, or any prospective Assignee of or Participant in, any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower, or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 12.05(1) or (y) becomes available to the Lender on a non-confidential basis from a source other than a Restricted Party. (2) For purposes of this Section 12.05(1), “Information” means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 12.05(1) shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. (3) In addition, and notwithstanding anything herein to the contrary, the Lender may provide information concerning the Borrower and the Credit Facility established herein to Loan Pricing Corporation or other recognized trade publishers of information for general circulation in the loan market. 12.06 Successors and Assigns This Agreement will be binding upon each of the Restricted Parties and their respective successors. This Agreement will enure to the benefit of and will be binding upon the Lender and its successors and permitted assigns. The rights and benefits of each Restricted Party under the Loan Documents may not be assigned by any of the Restricted Parties without the prior written consent of the Lender. The Lender may sell, assign or transfer the Loan Documents, in whole or in part, to one or more Persons (the “Assignees”), with prior written

- 87 - consent of (except that after the occurrence of an Event of Default that is continuing, no such consent shall be required), the Borrower, such consent not to be unreasonably withheld or delayed provided that such approval shall not be considered to have been unreasonably withheld, if as a result of such approval, the Borrower would be required to pay an additional amount pursuant to Section 11.01 or Section 11.02. The Lender may grant a participation in the Loan Documents, in whole or in part, to one or more Persons (the “Participants”) without any notice to, or prior written consent of, the Borrower. For the purpose of selling, assigning, transferring or granting a participation in the Loan Documents, the Lender may disclose, on a confidential basis, to a potential Assignee and Participant such information concerning the Restricted Parties as the Lender considers appropriate. A Participant shall not be entitled to receive any greater payment under Section 11.01 or Section 11.02 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant. Each of the Restricted Parties agrees to execute and deliver such further documentation and take such further action as the Lender, acting reasonably, considers necessary or advisable to give effect to such sale, assignment or transfer or grant of participation; provided that the Restricted Parties shall not be responsible for the costs or expenses of the Lender related thereto prior to the occurrence of an Event of Default that is continuing. In the case of sale, assignment or transfer, the Assignee shall have, to the extent of such sale, assignment or transfer, the same rights and obligations as it would have if it were the Lender on the Closing Date and, as such, had executed this Agreement. 12.07 Effect of Assignment For greater certainty, an assignment by the Lender of its rights hereunder will not constitute a repayment, discharge, rescission, extinguishment or novation of any Loan or interest therein, and the obligations so assigned shall continue to be the same obligations and not new obligations. 12.08 Survival The provisions of Sections 11.05 and 12.01 will survive the repayment of all Loans and all obligations with respect to Letters of Credit, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Lender, is delivered to the Borrower. 12.09 Severability If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties. 12.10 Further Assurances Each Restricted Party and the Lender will promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any of the agreements provided for hereunder to which it is a party. Each Restricted Party, at its expense, will promptly execute and deliver to the Lender, upon the reasonable request by the Lender, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or for the accomplishment of the covenants and agreements of such Restricted Party hereunder

- 88 - or more fully to state the obligations of such Restricted Party as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith. 12.11 Amendments and Waivers No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the Borrower and the Lender. No waiver of any breach of any provision of this Agreement and no consent required hereunder will be effective or binding unless made in writing and signed by the party purporting to give the same. Unless otherwise provided, any waiver or consent given hereunder will be limited to the specific breach waived or matter consented to, as the case may be, and may be subject to such conditions as the party giving such waiver or consent considers appropriate. 12.12 Waiver of Jury Trial EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 12.13 Counterparts; Integration; Effectiveness; Electronic Execution (1) Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Lender and when the Lender has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of an manually executed counterpart of this Agreement. (2) Electronic Execution of Loan Documents. The words “execution”, “signed”, “signature”, and words of like import in any Loan Document shall be deemed to include electronic signature or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and

- 89 - Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be. 12.14 Time of the Essence Time is of the essence of this Agreement. 12.15 Tombstone Marketing For the purpose of “tombstone marketing”, each Restricted Party hereby authorizes and consents to the reproduction, disclosure and use by the Lender of its name, identifying logo and the Credit Facility to enable the Lender to publish promotional “tombstones”. Each Restricted Party acknowledges and agrees that the Lender shall be entitled to determine, in its sole discretion, whether to use such information; that no compensation will be payable by the Lender in connection therewith; and that the Lender shall have no liability whatsoever to them or any of their respective employees, officers, directors, affiliates or shareholders in obtaining and using such information as contemplated herein. The Borrower shall permit the Lender to review and approve of any reference to the Lender contained in any press release or similar public disclosure in connection with the Credit Facility. 12.16 Anti-Money Laundering Laws and Privacy Legislation (1) The Lender hereby notifies the Group Members that, pursuant to the requirements of the AML Laws and any other applicable anti-money laundering financing, Sanctions and “know your client” laws, it may be required to obtain, verify and record information that identifies the Group Members, which information includes the name of the Group Members and other information that will allow the Lender to identify the Group Members in accordance with such AML Laws, and each of the Group Members agrees to provide, and cause each of its Subsidiaries to provide, such information from time to time to the Lender. The Group Members will promptly provide, and will cause any other of their Subsidiaries to provide, all such information, including supporting documentation and other evidence, as may be reasonably requested by the Lender, or any prospective Assignee or Participant of the Lender, in order to comply with any applicable AML Laws, whether now or hereafter in existence. (2) Each of the Group Members agrees to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in any jurisdiction. [SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above. BORROWER: DOCEBO INC. Address: Docebo Inc. 366 Adelaide St. West Toronto, ON M5V 1R9 Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information] By: Name: (Signed) Brandon Farber Title: Chief Financial Officer By: Name: Title:

LENDER: NATIONAL BANK OF CANADA Address: National Bank of Canada 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information] By: Name: (Signed) Julie Griffin Title: Managing Director By: Name: (Signed) David Torrey Title: Managing Director & Head

SCHEDULE A COMMITMENT Credit Facility Total Commitments U.S. $50,000,000 U.S. $50,000,000

SCHEDULE B DRAWDOWN NOTICE TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: [●] 1. This Drawdown Notice is delivered to the Lender pursuant to the terms of the Credit Agreement. All capitalized terms used in this Drawdown Notice that are defined in the Credit Agreement have the same meanings herein. 2. The Borrower hereby requests the following Loan(s): (a) Drawdown Date: _____________________________________ (b) Type and Amount of each Loan or Letter of Credit (check appropriate boxes) Amount ☐ Prime Rate Loan: Cdn. $ ☐ Base Rate Loan: U.S. $ ☐ Term CORRA Loan: Amount Term in Months Maturity Date Cdn. $ ☐ Daily Compounded CORRA Loan: Amount Term in Months Maturity Date Cdn. $

- 2 - ☐ SOFR Loan: Amount Term in Months Maturity Date U.S. $ ☐ Letter of Credit Amount Expiry Date Cdn. $ U.S. $ Total Cdn. $ Total U.S. $ 3. Please advance the proceeds of the Loan in accordance with the wire instructions attached hereto. 4. All of the representations and warranties set forth in Section 7.01 of the Credit Agreement are true and correct as though made on and as of the date hereof, except to the extent that such representations and warranties relate specifically to an earlier date. 5. No Default or Event of Default has occurred and is continuing or will have occurred and be continuing on the Drawdown Date, or will result from the Loan(s) requested hereby. 6. No Material Adverse Change has occurred or and is existing or will have occurred and be existing on the Drawdown Date. [SIGNATURE PAGE FOLLOWS]

DOCEBO INC. By: Name: Title: By: Name: Title:

WIRE TRANSFER INSTRUCTIONS Beneficiary Name and Address: Beneficiary Bank: Beneficiary Account Number: Bank Institution Number: SWIFT Code: Branch Number: Clearing Code: Payment Details: Contact Information:

SCHEDULE C CONVERSION NOTICE TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: [●] 1. This Conversion Notice is delivered to the Lender pursuant to the terms of the Credit Agreement. All capitalized terms used in this Conversion Notice that are defined in the Credit Agreement have the same meanings herein. 2. The Borrower hereby requests a Conversion under the Credit Facility as follows: (a) Type and amount of each Loan to be converted (check appropriate boxes): Amount ☐ Prime Rate Loan: Cdn. $ ☐ Base Rate Loan: U.S. $ ☐ Term CORRA Loan: Amount Term in Months Cdn. $ ☐ Daily Compounded CORRA Loan: Amount Term in Months Cdn. $

- 2 - ☐ SOFR Loan: Amount Term in Months U.S. $ (b) Type and amount of each Loan resulting from Conversion (check appropriate boxes): Amount ☐ Prime Rate Loan: Cdn. $ ☐ Base Rate Loan: U.S. $ ☐ Term CORRA Loan: Amount Term in Months Cdn. $ ☐ Daily Compounded CORRA Loan: Amount Term in Months Cdn. $ ☐ SOFR Loan: Amount Term in Months U.S. $

- 3 - 3. All of the representations and warranties set forth in Section 7.01 of the Credit Agreement are true and correct as though made on and as of the date hereof, except to the extent that such representations and warranties relate specifically to an earlier date. 4. No Default or Event of Default has occurred and is continuing or will have occurred and be continuing on the Conversion Date, or will result from the Conversion requested hereby. 5. No Material Adverse Change has occurred or and is existing or will have occurred and be existing on the Conversion Date. [SIGNATURE PAGE FOLLOWS]

- 4 - DOCEBO INC. By: Name: Title: By: Name: Title:

SCHEDULE D ROLLOVER NOTICE TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: [●] 1. This Rollover Notice is delivered to the Lender pursuant to the terms of the Credit Agreement. All capitalized terms used in this Rollover Notice that are defined in the Credit Agreement have the same meanings herein. 2. The Borrower hereby requests the Rollover of the following Loan(s): (a) Rollover Date: ___________________________________________________ (b) Type and Amount of each Loan (check appropriate boxes) ☐ Term CORRA Loan: Amount Interest Period Cdn. $ ☐ Daily Compounded CORRA Loan: Amount Interest Period Cdn. $

- 2 - ☐ SOFR Loan: Amount Interest Period U.S. $ 3. All of the representations and warranties set forth in Section 7.01 of the Credit Agreement are true and correct as though made on and as of the date hereof, except to the extent that such representations and warranties relate specifically to an earlier date. 4. No Default or Event of Default has occurred and is continuing or will have occurred and be continuing on the Rollover Date, or will result from the Rollover requested hereby. 5. No Material Adverse Change has occurred or and is existing or will have occurred and be existing on the Rollover Date. [SIGNATURE PAGE FOLLOWS]

DOCEBO INC. By: Name: Title: By: Name: Title:

SCHEDULE E COMPLIANCE CERTIFICATE TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: ●, 202● This Compliance Certificate is delivered to the Lender pursuant to Section [clause (d) of the definition of “Permitted Acquisition” / 2.10(2) / 3.01(d) / 8.03(3)] of the Credit Agreement. All capitalized terms used in this Compliance Certificate that are defined in the Credit Agreement have the same meanings herein. I, [name], hereby certify in my capacity as [title] of the Borrower, and not in my personal capacity and without personal liability, as follows: 1. I have read and am familiar with the provisions of the Credit Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Restricted Parties as are necessary to enable me to express an informed opinion as to the matters set out herein. 2. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Compliance Certificate, and I have furnished this Compliance Certificate with the intent that it may be relied upon by the Lender as a basis for determining compliance by the Restricted Parties with their respective covenants and obligations under the Credit Agreement and the other Loan Documents as of the date of this Compliance Certificate. 3. All of the representations and warranties set forth in Section 7.01 of the Credit Agreement are true and correct as though made on and as of the date hereof, except to the extent that such representations and warranties relate specifically to an earlier date. 4. No Default or Event of Default has occurred and is continuing; 5. The financial statements for the most recent date referred to in Section [8.03(1) / 8.03(2)] of the Credit Agreement are posted on SEDAR. 6. Attached hereto as Schedule A are all supporting calculations for financial covenants and presentation of financial information in this Compliance Certificate, which supporting calculations are true and correct as of the date hereof.

- 2 - 7. As of ____________________, 20___ and for the Fiscal Quarter ended ____________________, 20___ (the “Relevant Quarter”), as calculated in Schedule A hereto: (a) the Net Debt to EBITDA Ratio is _______:1.00; and (b) the Interest Coverage Ratio is _______:1.00. 8. As of the date hereof, the Group Members that are Material Subsidiaries are listed on Schedule B hereto. 9. Attached hereto as Schedule C is a screenshot (or a copy of bank account statements) for all bank accounts of the Group Members having balances in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency), which in each case fairly presents the current cash balances in such bank accounts. 10. [Attached hereto as Schedule D is a true, correct and complete copy or list of the corporate, partnership (including the owners of the Equity Interests) and capital structure of the Group, the address of the Restricted Parties, and the bank accounts of the Group Members having balances in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency), in each case, as of the date hereof containing such information as referred to in Section 7.01(6) of the Credit Agreement.]1 11. [Attached hereto as Schedule E is a true, correct and complete list of the Relevant Jurisdictions for each Restricted Party as of the date hereof.]2 12. [Attached hereto as Schedule F is a true, correct and complete list of all Material Contracts and all Material Licenses as of the date hereof.]3 13. [After giving effect to the Increase requested by the Increase Request dated as of the date hereof, the Borrower will be in compliance with each of the financial covenants set out in Section 8.02 of the Credit Agreement.]4 [SIGNATURE PAGE FOLLOWS] 1 To be included if there has been any changes to the corporate, partnership and capital structure of the Restricted Parties since the date of the last Compliance Certificate. 2 To be included if there has been any changes to the Relevant Jurisdictions since the date of the last Compliance Certificate. 3 To be included if there have been any changes to the list of Material Contracts and/or Material Licenses since the date of the last Compliance Certificate. 4 To be included when required to be delivered in connection with an Increase Request.

- 3 - DATE this ___ day of ____________, 20___. By: Name: Title:

SCHEDULE A TO COMPLIANCE CERTIFICATE Supporting Calculations

SCHEDULE B TO COMPLIANCE CERTIFICATE Material Subsidiaries

SCHEDULE C TO COMPLIANCE CERTIFICATE Bank Account Balances

SCHEDULE D TO COMPLIANCE CERTIFICATE Corporate Structure, Names, Addresses and Bank Accounts

SCHEDULE E TO COMPLIANCE CERTIFICATE Relevant Jurisdictions

SCHEDULE F TO COMPLIANCE CERTIFICATE Material Contracts and Material Licenses

SCHEDULE F REPAYMENT NOTICE TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: [●] 1. This Repayment Notice is delivered to the Lender pursuant to the terms of the Credit Agreement. All capitalized terms used in this Repayment Notice that are defined in the Credit Agreement have the same meanings herein. 2. The Borrower hereby advises that a repayment will be made as follows: (a) date of repayment: _______________________________________________ (b) amount of repayment: [Cdn.$/U.S.$]___________________________________ 3. Repayment instructions (if any), including specific account of Borrower to be debited: __________________________ 4. The amount of such repayment will, subject to the provisions of the Credit Agreement, be used to repay Loans of the following type: Loan Type Principal Amount ● ● [SIGNATURE PAGE FOLLOWS]

- 2 - DOCEBO INC. By: Name: Title: By: Name: Title:

SCHEDULE G GUARANTORS AND EXCLUDED FOREIGN SUBSIDIARIES Guarantors: 1. Docebo NA, Inc. Excluded Foreign Subsidiaries 1. Docebo UK Limited 2. Docebo S.P.A. 3. Docebo EMEA FZ-LLC 4. Docebo France SAS 5. Docebo DACH GmBH 6. Docebo Australia Pty Ltd. 7. Docebo Ireland Limited 8. Circles Collective Inc.

SCHEDULE H INCREASE REQUEST TO: NATIONAL BANK OF CANADA (the “Lender”) 130 King Street West, Suite 800 Toronto, Ontario, M5X 1J9 Attention: [Redacted: Personal Information] E-mail: [Redacted: Personal Information] RE: Credit agreement made as of May 8, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between Docebo Inc., as borrower (the “Borrower”) and the Lender, as lender DATE: ●, 20● This Increase Request is delivered to the Lender pursuant to Section 2.10(1) of the Credit Agreement. All capitalized terms used in this Increase Request that are defined in the Credit Agreement have the same meanings herein. 1. The Borrower hereby requests an Increase as follows: (a) requested date of such Increase: ____________, 20___ (the “Increase Date”). (b) principal amount of such Increase: U.S.$__________________. 2. All of the representations and warranties set forth in Section 7.01 of the Credit Agreement are true and correct as though made on and as of the date hereof, except to the extent that such representations and warranties relate specifically to an earlier date. 3. No Default or Event of Default has occurred and is continuing or will have occurred and be continuing on the Increase Date, or will result from the Increase requested hereby. 4. No Material Adverse Change has occurred or and is existing or will have occurred and be existing on the Increase Date. [SIGNATURE PAGE FOLLOWS]

- 2 - DOCEBO INC. By: Name: Title: By: Name: Title:

SCHEDULE 7.01(6) CORPORATE STRUCTURE, NAMES, BANK ACCOUNTS Organizational Chart: [Redacted: Commercially Sensitive Information] Names, Jurisdictions of Formation and Equity Interests: Capacity of Group Member Name of Group Member Jurisdiction of Organization or Formation Authorized Capital Issued and Outstanding Capital Owner of Equity Interests Borrower Docebo Inc. Ontario Unlimited common shares and preferred shares N/A N/A Guarantor and Material Subsidiary Docebo NA, Inc. State of Nevada [Redacted: Commerciall y Sensitive Information] [Redacted: Commerciall y Sensitive Information] Docebo Inc. Material Subsidiary Docebo S.p.A. Italy [Redacted: Commerciall y Sensitive Information] [Redacted: Commercially Sensitive Information] Docebo Inc. Excluded Foreign Subsidiary Docebo France SAS France [Redacted: Commerciall y Sensitive Information] [Redacted: Commercially Sensitive Information] Docebo Inc. Excluded Foreign Subsidiary Docebo Dach GmbH Germany [Redacted: Commerciall y Sensitive Information] [Redacted: Commercially Sensitive Information] Docebo Inc. Excluded Foreign Subsidiary Docebo UK Limited UK [Redacted: Commerciall y Sensitive Information] [Redacted: Commercially Sensitive Information] Docebo Inc. Excluded Foreign Subsidiary Docebo EMEA FZ- LLC Dubai [Redacted: Commerciall y Sensitive Information] [Redacted: Commercially Sensitive Information] Docebo Inc. Excluded Foreign Subsidiary Docebo Australia Pty Ltd Australia [Redacted: Commerciall [Redacted: Commercially Docebo Inc.

- 2 -

Capacity of Group Member	Name of Group Member	Jurisdiction of Organization or Formation	Authorized Capital	Issued and Outstanding Capital	Owner of Equity Interests
			y Sensitive Information]	**Sensitive Information]**	
Excluded Foreign Subsidiary	Docebo Ireland Limited	Ireland	**[Redacted: Commercially Sensitive Information]**	**[Redacted: Commercially Sensitive Information]**	Docebo Inc.
Excluded Foreign Subsidiary	Circles Collective Inc.	State of Delaware	**[Redacted: Commercially Sensitive Information]**	**[Redacted: Commercially Sensitive Information]**	**[Redacted: Commercially Sensitive Information]**
Excluded Foreign Subsidiary	Edugo AI HK Limited	Hong Kong	**[Redacted: Commercially Sensitive Information]**	**[Redacted: Commercially Sensitive Information]**	**[Redacted: Commercially Sensitive Information]**

Registered Office, Chief Executive Office and Other Addresses:

Name of Restricted Party	Address of Registered Office and Chief Executive Office	Location of books and records; location of senior management; address from which invoices and accounts are issued (if different from chief executive office)
Docebo Inc.	Until July 31, 2025: Suite 701 366 Adelaide Street West Toronto, Ontario M5V 1R9 As of August 1, 2025: Suite 1200 55 York Street Toronto, ON M5J 1R7	**[Redacted: Commercially Sensitive Information]**
Docebo NA, Inc.	600 N Thomas St., Suite A, Athens, GA 30601, United States	**[Redacted: Commercially Sensitive Information]**

Bank Accounts

[Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(7) RELEVANT JURISDICTIONS Name of Restricted Party Relevant Jurisdiction Docebo Inc. [Redacted: Commercially Sensitive Information] Docebo NA, Inc. [Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(8) TAXES [Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(12) REAL PROPERTY [Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(18) INTELLECTUAL PROPERTY [Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(19) MATERIAL CONTRACTS AND MATERIAL LICENSES [Redacted: Commercially Sensitive Information]

SCHEDULE 7.01(27) NON-ARM’S LENGTH TRANSACTIONS [Redacted: Commercially Sensitive Information]

SCHEDULE 8.01(18) POST-CLOSING COVENANTS 1. Within sixty (60) days after the Closing Date (or such later date as the Lender may agree to in writing, in its sole discretion), the Borrower shall, and shall cause its Subsidiaries (as applicable), to deliver to the Lender, or as the Lender may direct, each of the following, in form and substance satisfactory to the Lender: (a) an English law governed share charge (the “English Share Pledge”), pledging in favour of the Lender all of the Equity Interests of Docebo UK Limited (“Docebo UK”) held by the Borrower; (b) the original share certificate(s) representing shares of Docebo UK pledged by the Borrower pursuant to the English Share Pledge; (c) a stock transfer form in relation to shares of Docebo UK pledged by the Borrower pursuant to the English Share Pledge; and (d) an Ontario legal opinion of Goodmans LLP with respect to Ontario corporate matters relating to the English Share Pledge. 2. Within sixty (60) days after the Closing Date (or such later date as the Lender may agree to in writing, in its sole discretion), the Borrower shall, and shall cause its Subsidiaries (as applicable), to deliver to the Lender, or as the Lender may direct, in form and substance satisfactory to the Lender: (a) an original apostilled and notarized Italian law governed special power of attorney, to be delivered in Italy, appointing attorneys in the name and on behalf of the Borrower pursuant to articles 1394 and 1395 of the Italian civil code, for purposes related to the Italian Share Pledge (as defined below); (b) an Italian law governed share pledge agreement (the “Italian Share Pledge”), pledging in favour of the Lender all of the Equity Interests of Docebo S.p.A. (“Docebo Italy”) held by the Borrower; (c) evidence of registration of the Italian Share Pledge by a director of Docebo Italy in the Borrower’s book on the day of execution of the Italian Share Pledge; (d) a depository and custody agreement between the Borrower, as pledgor, the Lender, Docebo Italy and the Italian notary, as custodian; (e) the original share certificate(s) representing shares of Docebo Italy pledged by the Borrower pursuant to the Italian Share Pledge, endorsed by way of security before an Italian notary, to be delivered to the Italian notary on the day of subscription of the Italian Share Pledge; (f) an acknowledgement letter, in the form attached to the Italian Share Pledge, signed by the legal representative of Docebo Italy on the date of subscription of the Italian Share Pledge; and

- 2 - (g) an Ontario legal opinion of Goodmans LLP with respect to Ontario corporate matters relating to the Italian Share Pledge. 3. Within sixty (60) days after the Closing Date (or such later date as the Lender may agree to in writing, in its sole discretion), the Borrower shall, and shall cause its Subsidiaries (as applicable), to use commercially reasonably efforts to deliver to the Lender, each of the following, in form and content satisfactory to the Lender: (a) a blocked account agreement between The Toronto-Dominion Bank, the Borrower and the Lender, with respect to the Canadian deposit accounts held by the Borrower with The Toronto-Dominion Bank in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency); and (b) a deposit account control agreement between JPMorgan Chase Bank, N.A., Docebo NA, Inc. and the Lender, with respect to each of the US deposit accounts held by Docebo NA, Inc. with JPMorgan Chase Bank, N.A. in excess of [Redacted: Threshold] (or the Equivalent Amount in any other currency).

SCHEDULE 8.04(1) EXISTING DEBT [Redacted: Commercially Sensitive Information]

SCHEDULE 8.04(2) EXISTING ENCUMBRANCES [Redacted: Commercially Sensitive Information]

SCHEDULE 8.04(8) EXISTING INVESTMENTS [Redacted: Commercially Sensitive Information] 1396-2155-3942